File No. 812-14405

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Sixth Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the matter of

Precidian ETFs Trust

Precidian ETF Trust II

Precidian Funds LLC

350 Main St., Suite 9

Bedminster, NJ 07921

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

Please send all communications, notices and orders to:

W. John McGuire	Barry P. Barbash
Morgan, Lewis & Bockius LLP	Willkie Farr & Gallagher LLP
1111 Pennsylvania Avenue, N.W.	1875 K Street, N.W.
Washington, D.C. 20004	Washington, D.C. 20006

Page 1 of 91 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on May 29, 2018

I.	INTRODUCTION

A.	SUMMARY OF REQUEST

In this sixth amended application (this “Application”), the undersigned applicants, Precidian ETFs Trust, Precidian ETF Trust II (each a “Trust” and together, the “Trusts”), Precidian Funds LLC (the “Initial Adviser”), and Foreside Fund Services, LLC (the “Initial Distributor,” and together with the Trusts and the Initial Adviser, the “Applicants”),1 apply for and request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”).

Applicants request that the Order apply to the series identified and described in Appendix A hereto (the “Initial Funds”) and any additional series of the Trusts, and any other open-end management investment company or series thereof that seeks to rely upon the relief requested herein (“Future Funds” and together with the Initial Funds, “Funds”). Each Fund will offer exchange-traded shares (“Shares”) and operate as an exchange-traded fund (“ETF”). In seeking to achieve its investment objective, each Fund will utilize an “active” management strategy for security selection and portfolio construction. Any Future Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (each such entity or any successor thereto, an “Adviser”) and (b) comply with the terms and conditions of this Application.

Over the last decade, the Commission has issued over 100 orders on exemptive applications that involve actively managed ETFs, all of which were seeking relief similar to the relief that Applicants are requesting.2 One condition to those prior orders, however, has been that, before commencement of trading on each Business Day (defined below), the ETF would disclose on its website the identities and quantities of all of the portfolio instruments held by the ETF that would form the basis for the ETF’s calculation of its net asset value (“NAV”) at the end of that day. Applicants

[1]	All existing entities that currently intend to rely on the Order are named as Applicants. Any other existing entity or future entity that relies on the Order will comply with the terms and conditions of the Order.

[2]	See, e.g., Destra Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 33049 (March 14, 2018) (notice) and 33069 (April 10, 2018) (order) (“Destra Order”); Nationwide Fund Advisors and ETF Series Solutions, Investment Company Act Release Nos. 33042 (March 8, 2018) (notice) and 33065 (April 3, 2018) (order) (“Nationwide Order”); Little Harbor Advisors, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33035 (February 26, 2018) (notice) and 33057 (March 26, 2018) (order) (“Little Harbor Order”); Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 28146 (February 6, 2008) (notice) and 28173 (February 27, 2008) (order); Bear Stearns Asset Management, Inc., et al., Investment Company Act Release Nos. 28143 (February 6, 2008) (notice) and 28172 (February 27, 2008) (order); PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28140 (February 1, 2008) (notice) and 28171 (February 27, 2008) (order); and WisdomTree Trust, et al., Investment Company Act Release Nos. 28147 (February 6, 2008) (notice) and 28174 (February 27, 2008) (order).

believe that many asset managers employing a variety of investment strategies are reluctant to utilize a traditional ETF format for fear that the daily disclosure of portfolio holdings could lead to front-running of an ETF’s portfolio trades and allow other investors to replicate an ETF’s portfolio positioning.3 Applicants believe that many managers would acknowledge that such disclosure of portfolio holdings and weightings may help facilitate the arbitrage process that permits the shares of an ETF to trade at market prices that are at or close to NAV,4 but that the managers at the same time are concerned that the NAV itself may be adversely affected.5 Applicants propose to offer Funds, known as “ActiveSharesSM ETFs,” which are designed to provide an arbitrage mechanism that permits the Shares to trade at market prices that are at or close to the NAV per Share of the Fund without disclosing the Fund’s portfolio each day.

The arbitrage mechanism contemplates each Fund providing a verified intraday indicative value (“VIIV”), calculated every second throughout the trading day, that will permit investors to know the underlying value of a Share throughout the day. This VIIV, which is discussed more fully below, will be equally available to, and easily usable by, all market participants. The VIIV will, when compared to a market price, permit retail investors to easily make an informed decision when considering whether and/or when to purchase or sell Shares. The VIIV, when combined with the ability to create and redeem shares using a Creation Basket (defined

[3]	See, e.g., Ananth N. Madhavan, Exchange-Traded Funds and the New Dynamics of Investing § 14.4.1 (2016 Oxford University Press) (stating that, “while [front running] is not generally a concern for model-based strategies,” portfolio transparency “may make it difficult to pursue certain active investment strategies” in an ETF format, in light of the ability of others potentially to “infer the underlying alpha or excess return forecast.” The author also notes that, “[i]f the manager can successfully forecast excess returns, then their signals can be readily copied if implemented in an ETF structure which by nature is highly transparent. Successful managers will then find their intellectual property quickly eroded.”). See also Raquel Pichardo, Solving Puzzle of Active ETFs, Pensions & Investments (Oct. 1, 2007) (“Managers worry that full transparency of their trades will betray their investment processes and open the door to front-runners.”); Richard F. Morris and John J. O’Brien, The Non-Transparent Future of ETPs, The Investment Lawyer Vol. 22, No. 2 (Feb. 2015) (“It appears that many active managers have kept away from the ETF space mainly out of concern that daily disclosure of their active portfolio holdings would be a competitive disadvantage. These managers presumably are concerned that their proprietary investment strategies could be reverse engineered by competitors who would be able to mine trends and strategies from the daily holdings disclosure required by the SEC as a part of their exemptive relief.”).

[4]	See Letter from Karrie McMillan, General Counsel, Investment Company Institute, to Nancy M. Morris, Secretary, SEC, regarding Investment Company Act Release No. 28193 (proposed ETF Rule) (May 19, 2008) (describing the connection between portfolio transparency and arbitrage).

[5]	See Madhavan, supra note 3 (“Trading ahead could increase the fund’s transaction costs and erode its alpha.”). See also Letter from Christopher P. Wilcox, Chief Executive Officer, J.P. Morgan Asset Management, to David W. Grim, Director, Division of Investment Management, SEC, (July 7, 2017) regarding Securities Exchange Act Release No. 80553 (April 28, 2017), 82 FR 20932 (“Daily portfolio disclosure presents two potential risks for active strategies that could negatively impact both investors and managers: (1) Market participants may use daily portfolio information to predict and “front run” managers’ future trades, thereby decreasing investors’ realized returns. (2) A manager’s ability to sustainably generate excess returns (“alpha”) could be diminished if proprietary market insights and trading strategies are reconstructed and potentially replicated by others (“free-riding”).”); Vanguard (2014) Meeting with the US Securities and Exchange Commission on January 29, 2014 to discuss portfolio transparency and basket composition requirements in potential Commission rulemakings regarding exchange-traded funds. https://www.sec.gov/comments/s7-07-08/s70708-27.pdf. (“Vanguard Meeting”). Here Vanguard argued that “front running by professional traders” hurts ETF performance.

below) that is a pro rata slice of the Fund’s portfolio, will also provide arbitrageurs with the information and ability to take advantage of any slight premium or discount in the market price of Shares, which should, as with existing ETFs, ensure that the Shares will trade at a market price at or close to the NAV per Share of the Fund.

As described more fully below, to protect the identity and weighting of its Creation Basket (defined below) and portfolio securities, the creation and redemption process for each Fund will require that transactions be effected through a confidential brokerage account (“Confidential Account”) with an agent, which will be a broker-dealer (“AP Representative”), for the benefit of an “Authorized Participant,” which is either (a) a Participating Party (defined below) or (b) a DTC Participant (defined below), and in each case must have executed a “Participant Agreement” with the Distributor (defined below) and a Confidential Account agreement with the AP Representative. Each AP Representative will be given, before the commencement of trading each Business Day (defined below), the Creation Basket (defined below). This information will permit an Authorized Participant to instruct the AP Representative to buy and sell positions in the portfolio securities to permit creations or redemptions.

The Order would permit (i) Shares be listed and traded at negotiated prices on a national securities exchange, as defined in Section 2(a)(26) of the Act (“Exchange”),6 at prices set by the market rather than at NAV per Share; (ii) Shares to be redeemable in large aggregations only (each such specified aggregation of Shares a “Creation Unit”); and (iii) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds, in connection with the purchase and redemption of Creation Units.

Applicants are also requesting that the Order permit certain investment companies registered under the Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) of the Act and permit the Funds, and any principal underwriter for the Funds, and any broker dealer (“Broker”) registered under the Securities Exchange Act of 1934 (“Exchange Act”), to, to sell Shares beyond the limitations in Section 12(d)(1)(B) of the Act. Beyond the Funds, their principal underwriters and Brokers selling Shares, Applicants request that the Order apply to registered management investment companies and unit investment trusts (“UITs”) registered under the Act that are not advised or sponsored by an Adviser, and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (such registered management investment companies are referred to as “Acquiring Management Companies,” such UITs are referred to as “Acquiring Trusts,” and Acquiring Management Companies and Acquiring Trusts are collectively referred to as “Acquiring Funds”), to acquire Shares beyond the limits of Section 12(d)(1)(A) and (B) of the Act.

Acquiring Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and

[6]	Exchanges include NYSE Arca, Inc. (“NYSE Arca”), Cboe BZX Exchange, Inc. (“BZX”), and The Nasdaq Stock Market LLC (“Nasdaq”).

the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B) (“Section 12(d)(1) Relief”).

Applicants further request that, following approval, the terms and conditions of the Order may apply to registered open-end management investment companies or series thereof not advised by the Adviser that seek to operate as ActiveSharesSM ETFs. Applicants anticipate that the Initial Adviser or an affiliate thereof will enter into license agreements with other registered investment advisers (each a “Licensed Adviser”) advising an open-end management investment company that intends to launch new series operating as ActiveSharesSM ETFs (the Licensed Adviser and such trust together, the “Future Applicants”).7 Future Applicants will apply for a separate exemptive order that incorporates by reference all the terms and conditions of this application and any amendments thereto.

B.	STANDARDS FOR RELIEF TO BE GRANTED BY THE COMMISSION

Applicants believe that the availability of a VIIV throughout the day, the ability of Authorized Participants to purchase and redeem Creation Units on any Business Day (defined below), and, as with all existing ETFs, the ability of market participants, transacting through an Authorized Participant, to purchase and redeem Creation Units on any Business Day, will permit the intraday trading of Shares to be at or close to the Funds’ NAV without the need for daily disclosure of the Funds’ portfolio securities.

Applicants also believe that the proposed operational structure of the Funds will permit an Adviser to manage the Funds using proprietary investment strategies with significantly less susceptibility to “front running” and “free riding” by other investors and/or managers which could otherwise harm, and result in substantial costs to, the Funds when compared with existing actively managed ETFs. Applicants believe that professional managers would find the Fund’s structure an attractive one through which to offer multiple types of strategies, in an ETF format, that are not currently available to retail investors in an ETF. Specifically, Applicants believe the Fund’s structure would permit professional managers to protect their proprietary investment strategies in a lower cost, more efficient structure than what is currently available in mutual funds. The operational structure, because of the ability to do in-kind creations and redemptions, will allow professional managers to be more fully invested than they could be in a mutual fund, and thus avoid cash drag. Ultimately, Applicants believe this structure will encourage competition and lead to more investment options for ETF investors.

In light of these advantages and the proposed terms and conditions of this Application, Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and

[7]	Aspects of the Funds are covered by intellectual property rights, including but not limited to that which are described in one or more patent applications. Agreements to license the relevant intellectual property have been entered with a number of asset managers including Blackrock, Legg Mason, JP Morgan Asset Management, Gamco Investors, Nationwide, Capital Group and American Century. Applicants anticipate that the Initial Adviser or an affiliate thereof, will enter into additional license agreements.

provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policies of each Fund and will be consistent with the investment objectives and policies of each Acquiring Fund; and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the Section 12(d)(1) Relief, the requested exemption is consistent with the public interest and the protection of investors.

The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), and 22(d) of the Act and Rule 22c-1 thereunder will be referred to herein as “ETF Relief.” The ETF Relief and Section 12(d)(1) Relief collectively, will be referred to herein as the “Relief.”

Because of the unique operational structure of the Funds, this Application addresses how that structure would address both (1) the issues raised by the Commission with respect to other actively managed ETFs and (2) the issues raised by the Commission in public notices related to earlier applications seeking relief to offer ETFs that would not provide daily disclosure of the identity of portfolio securities and their weightings.8

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations promulgated by the Commission under the Act.

II.	THE APPLICANTS

A.	THE TRUSTS

Each Trust is a statutory trust organized under the laws of Delaware. Each Trust has registered under the Act with the Commission as an open-end management investment company with multiple series, including the Initial Funds, and is overseen by a Board of Trustees (the “Board”).9 The Board will maintain the composition requirements of Section 10 of the Act. Each Trust offers and sells, or will offer and sell, its securities pursuant to a registration statement on Form N-1A filed with the Commission under the Act and the Securities Act of 1933, as amended (“Securities Act”). A Trust may create Funds, each of which will operate pursuant to the terms and conditions stated in the Application.

[8]	Precidian ETFs Trust, et al. Investment Company Act Release No. 31300 (October 21, 2014); Spruce ETF Trust, et al., Investment Company Act Release No. 31301 (October 21, 2014).

[9]	The term “Board” includes any board of directors or trustees of a Future Fund, if different.

Each Fund will invest primarily in Exchange listed common stocks,10 preferred stocks, ADRs,11 real estate investment trusts, ETFs,12 commodity pools, metals trusts, currency trusts and exchange-traded notes, as well as cash and cash equivalents.13 Each Fund will adopt fundamental policies consistent with the Act, which will be disclosed in each Fund’s registration statement. Each Fund intends to maintain the required level of diversification, and conduct its operations so as to meet the regulated investment company (“RIC”) diversification requirements under the Internal Revenue Code of 1986, as amended (the “Code”).

B.	THE INITIAL ADVISER

The Initial Adviser is a Delaware limited liability company that is a registered investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). The Initial Adviser, or another Adviser, will serve as investment adviser to the Funds. Prior to relying on the relief requested herein, each Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act. Subject to approval by the Board, an Adviser serves or will serve as the investment adviser to the Funds. The Adviser to each Fund may enter into sub-advisory agreements with one or more investment advisers, each of which will serve as a sub-adviser to a Fund (each a “Sub-Adviser” and, collectively, “Sub-Advisers”), with the consent of the Board and any necessary shareholder consent. Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.	THE INITIAL DISTRIBUTOR

The Initial Distributor for the Funds, a Delaware limited liability company with its principal office and place of business at 3 Canal Plaza, Portland, Maine 04101, is a Broker registered under the Exchange Act. Applicants request that the Order requested herein apply to any future distributor of the Funds, which also would be a registered Broker under the Exchange Act and would comply with the terms and conditions of this Application (the Initial Distributor or any future distributor, the “Distributor”). The Distributor will be the principal underwriter of the Creation Units for the Funds and will distribute Creation Units of Shares on an agency basis. The Distributor of any Fund may be an affiliated person of the Adviser and/or Sub-Advisers. No Distributor is, or will be, affiliated with any Exchange on which Shares are listed.

[10]	Although the Funds may invest in securities of companies of any capitalization, the Funds will not invest in small capitalization companies listed on the Nasdaq Capital Market.

[11]	ADRs are issued by a U.S. financial institution (a “depositary”) and evidence ownership in a security or pool of securities issued by a foreign issuer that have been deposited with the depositary. Each ADR is registered under the Securities Act on Form F-6. ADRs in which a Fund may invest will trade on an Exchange.

[12]	For purposes of complying with Section 12(d) of the 1940 Act, a Fund investing in other ETFs will either comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G) of the Act, alone or in conjunction with Rules 12d1-1, 12d1-2, or 12d1-3. In addition, a Fund may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1) of the Act.

[13]	Cash equivalents are short-term U.S. Treasury securities, government money market funds, and repurchase agreements.

III.	OPERATION OF THE FUNDS

A.	CAPITAL STRUCTURE AND VOTING RIGHTS: BOOK-ENTRY

Each shareholder will have one vote per Share with respect to matters regarding the Trust or the Fund for which a shareholder vote is required, consistent with the requirements of the Act, the rules promulgated thereunder, and state laws applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.

B.	EXCHANGE LISTING

Shares will be listed on an Exchange and will be traded in the secondary market in the same manner as other equity securities and ETFs. Except as permitted by the relief requested from Section 17(a), no promoter, Distributor or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant or make a market in Shares. It is expected that each Exchange will appoint one or more market makers to provide liquidity for the Shares (each a “Market Maker”).14 It is anticipated that each Fund shall, at least initially, participate in the Market Maker incentive program provided by the applicable Exchange.15 As long as the Funds operate in reliance on the requested Order, the Shares will be listed on the Exchange.

[14]	If Shares are listed on NYSE Arca, Nasdaq, BZX, or a similar electronic Exchange, one or more member firms of that Exchange will act as a Market Maker and maintain a market for Shares trading on that Exchange. On Nasdaq and BZX, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on both Nasdaq and BZX stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or second-tier affiliate, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as described below.

[15]	See NYSE Arca ETP Incentive Program, Cboe Competitive Liquidity Provider Program, and Nasdaq Market Quality Program. Applicants also reserve the right to not participate in such an incentive program.

C.	CREATION AND REDEMPTION OF SHARES

1.	The AP Representative and Confidential Account

A primary difference for the Funds, compared to the ETFs that are the subject of prior Commission orders, is that each Authorized Participant will establish and maintain a Confidential Account with an AP Representative, for the benefit of the Authorized Participant, in order to engage in in-kind creation and redemption activity. Each day, the custodian to a Fund (the “Custodian”) will transmit the Fund’s Creation Basket (defined below) to each AP Representative. Pursuant to a contract (the “Confidential Account Agreement”), the AP Representative will be restricted from disclosing the Creation Basket (defined below). In addition, the AP Representative will undertake an obligation not to use the identity of the securities in the Creation Basket (defined below) for any purpose other than facilitating creations and redemptions for a Fund.16 The Confidential Account will enable Authorized Participants to transact in the underlying securities of the Creation Basket (defined below) through their AP Representatives, enabling them to engage in in-kind creation or redemption activity without knowing the identity of those securities. Acting on execution instructions from an Authorized Participant, the AP Representative may purchase or sell the securities in the Creation Basket (defined below) for purposes of effecting in-kind creation and redemption activity during the day. Authorized Participants are responsible for all order instructions and associated profit and loss.17

For reporting purposes, the books and records of the Confidential Account will be maintained by the AP Representative and provided or made available to the appropriate regulatory agency as required. The Confidential Account will be liquidated daily, so that the account holds no positions at the end of day. The Confidential Account Agreement, like any account agreement, will be negotiated between the parties and should be similar in cost to other brokerage arrangements.

2.	Creation and Redemption Orders

a.	General

The issuance and redemption of Shares will operate in a manner substantially identical to that of the ETFs that are the subject of prior Commission orders. Shares of each Fund will be issued and redeemed in Creation Units of 5,000 or more Shares18. The Funds will offer and sell Creation Units through the

[16]	Each Fund will identify one or more entities to enter into a contractual arrangement with the Fund to serve as an AP Representative. In selecting entities to serve as AP Representatives, a Fund will obtain, both initially and each year thereafter, representations from the entity related to the confidentiality of the Fund’s Creation Basket (defined below), the effectiveness of information barriers, and the adequacy of insider trading policies and procedures. In addition, as a Broker, Section 15(g) of the Exchange Act requires the AP Representative to establish, maintain, and enforce written policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by the AP Representative or any person associated with the AP Representative. Further, the contractual arrangement will require that the AP Representative will stay in place until another AP Representative has been engaged by the Fund.

In addition, each service provider that has access to the identity and/or weightings of securities in a Fund’s Creation Basket (defined below) or portfolio securities, such as the Fund’s custodian or Pricing Verification Agent (defined below), shall be restricted contractually from disclosing that information to any other person, or using that information for any purpose other than providing services to the Fund.

[17]	Authorized Participants will be able to monitor the execution quality of the AP Representative by comparing the price at which they purchase or sell Creation Baskets (defined below) with the VIIV and the end of day NAV.

[1][8]	In the event that a Fund is liquidated pursuant to a majority vote of the Board or by the affirmative vote of a majority of the Shares of the Fund entitled to vote, the Board, in its sole discretion could determine to permit the Shares to be individually redeemable. Subject to a contrary determination being made by the Board, the composition and weighting of a Fund’s portfolio would not be disclosed in the event that the Fund is liquidated.

Distributor on a continuous basis at the NAV next determined after receipt of an order in proper form. As required by law, redemption requests in good order will receive the NAV next determined after the request is received in proper form. Subject to approval by the Board, it is anticipated that the NAV of each Fund will be determined as of the scheduled closing time of the regular trading session on the NYSE (ordinarily 4:00 p.m. ET) on each “Business Day,” which is defined as any day the Fund is open, including any day when it satisfies redemption requests as required by Section 22(e) of the Act.19 The Funds will sell and redeem Creation Units only on Business Days. Applicants anticipate that the price of a Share will range from $20 to $60, and that the price of a Creation Unit will range from $100,000 to $300,000.20

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. In the case of a creation, the Authorized Participant would enter into an irrevocable creation order with the Fund and then direct the AP Representative to purchase the necessary basket of portfolio securities. The AP Representative would then purchase the necessary securities in the Confidential Account and then deliver them in-kind to the Fund. In the case of a redemption, the Authorized Participant would enter into an irrevocable redemption order with the Fund and then the Fund would instruct its Custodian to deliver the Redemption Instruments (defined below) to the appropriate Confidential Account.21 The Authorized Participant would direct the AP Representative on when that day to liquidate those securities.22 In purchasing or selling such securities, the AP Representative will obfuscate the purchase or sale by use of methods such as breaking the transaction into multiple transactions and transacting in multiple marketplaces.23

Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers, through the AP Representative, will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and the AP Representative, acting on behalf of an Authorized Participant that is redeeming Shares, will receive an in-kind transfer of specified instruments (“Redemption Instruments”). On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will correspond pro rata to the positions in the Fund’s portfolio (including cash positions)24 and, thus, will be identical. These instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.” Each Creation Basket will apply until a new Creation Basket is provided on the following Business Day, and there will be no intra-day changes to a Creation Basket except to correct errors in that day’s Creation Basket.

[19]	Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act.

[20]	Applicants intend to engage in share splits and reverse splits in order to keep the price of Shares generally within this range. By keeping the price of a Share in this range, it will dampen the impact of volatility in the prices of the underlying portfolio securities in a Fund, which has the effect of making it more difficult to reliably determine, based on changes in market prices, what securities are being held in the Fund’s portfolio. Lawrence R. Glosten, PhD, Analysis of the Ability to determine the Portfolio Underlying an Actively Managed ETF (June 2017)(Attached as Exhibit F). See Ricky Alyn Cooper, PhD, Precidian’s Proposed ETF and the Possibility of Reverse Engineering (July 2015) (Attached as Exhibit C). See also, Ricky Alyn Cooper, PhD, Additional Research on the Ability to Reverse Engineer the Proposed Precidian ETF (August 2015) (Attached as Exhibit E); Memorandum from The Division of Economic and Risk Analysis (DERA), Inferring Non-Transparent ETF Portfolio Holdings (November 16, 2017).

[21]	The terms of the Confidential Account will be set forth as an exhibit to the Participant Agreement, which will be signed by each Authorized Participant. The Authorized Participant will be free to choose an AP Representative for its Confidential Account from a list of Brokers that have signed confidentiality agreements with the Fund. The Authorized Participant will be free to negotiate account fees and brokerage charges with its selected AP Representative. The Authorized Participant will be responsible to pay all fees and expenses charged by the AP Representative of its Confidential Account.

[22]	All income, gain or loss realized by a Confidential Account will be directly attributed to the Authorized Participant for that Confidential Account. In a redemption, the Authorized Participant will have a basis in the distributed securities equal to the fair market value at the time of the distribution and any gain or loss realized on the sale of those Shares will be taxable income to the Authorized Participant.

[23]	Trading obfuscation is standard practice today and therefore, should not lead to any material increase in brokerage costs.

[24]	The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

As with all existing ETFs, if there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (“Balancing Amount”).

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

(a) to the extent there is a Balancing Amount, as described above;

(b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c) if, upon receiving a purchase or redemption order from an Authorized Participant (as defined below), the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;25

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because such instruments are not eligible for transfer through either the NSCC Process or DTC Process (each as defined below); or

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; or (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting.26

b.	Settlement Process

All orders to purchase or redeem Creation Units must be placed with the Trust’s transfer agent (the “Transfer Agent”) or the Distributor by or through an Authorized Participant.27 Authorized

[25]	In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. Purchases of Creation Units either on an all-cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, all-cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

[26]	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

[27]	The Adviser, any Sub-Adviser, the Distributor, will each have adopted a Code of Ethics as required by Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any Sub-Adviser will be required to adopt and maintain a similar code of ethics and inside trading policy and procedures. In accordance with the Code of Ethics and Inside Information Policy of the Adviser or Sub-Advisers, personnel of those entities with knowledge about the composition of a Creation Basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

Participants may be, but are not required to be, members of an Exchange. Investors may obtain a list of Authorized Participants from the Distributor.

Purchase and redemption orders must be in multiples of Creation Units. Purchase and redemption orders will be processed either through a manual clearing process or through an enhanced clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants (each a “Participating Party”) in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of ETF securities, such as Creation Units of Shares. The enhanced clearing process (“NSCC Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (“DTC Process”) involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities, while the NSCC Process involves the movement of one unitary basket, DTC will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

All orders to purchase and redeem Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Transfer Agent or Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (“Transmittal Date”) in order to receive the NAV determined on the Transmittal Date. In the case of custom orders, the order must be received by the Transfer Agent or Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the Fund has an opportunity to purchase the missing securities with the cash in lieu amounts or to sell securities to generate the cash in lieu amounts prior to the NAV Calculation Time. On days when a Stock Exchange closes earlier than normal, the Funds may require custom orders to be placed earlier in the day.

3.	Pricing of Shares

The secondary market price of Shares trading on an Exchange will be based on a current bid/ask market. The secondary market price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, in addition to the current VIIV. Shares available for purchase or sale on an intraday basis on an Exchange, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on an Exchange may be below, at, or above the most recently calculated NAV of such Shares. The price at which Shares trade will be impacted by arbitrage opportunities created by the ability to purchase or redeem Creation Units at the current NAV, which is designed to ensure that Shares will trade at a market price at or close to the NAV per Share of the Fund. Applicants believe that, because Authorized Participants and other market participants will have access to necessary information that will enable them to determine when a Fund is trading at a price materially different from the current NAV, Shares will trade at a market price at or close to the NAV per Share of the Fund.

No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage fees or commissions and charges.

The Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current VIIV of the Funds, as described below, will be a key feature of the Trusts.

4.	Transaction Fees

Each Fund may recoup the settlement costs charged by NSCC and DTC by imposing a “Transaction Fee” on Authorized Participants who purchase or redeem Creation Units. For this reason, Authorized Participants purchasing or redeeming Shares through the DTC Process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process. The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units. The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units. Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s portfolio securities. Where a Fund permits an in-kind purchaser or redeemer to deposit or receive cash in lieu of one or more Deposit Instruments or Redemption Instruments, the purchaser or redeemer may be assessed a higher Transaction Fee to offset the cost of buying or selling those particular Deposit Instruments or Redemption Instruments.

From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for the purchase or redemption of Shares may be increased, decreased, waived, or otherwise modified, not to exceed amounts approved by the Board. In all cases, such Transaction Fees will be limited in accordance with then-existing requirements of the Commission applicable to management investment companies offering redeemable securities.

5.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Shares of any Fund will be imposed.28 As indicated above, each Fund may charge a Transaction Fee in connection with the purchase and redemption of Creation Units of its Shares.29

[28]	Each Fund may, however, implement a distribution plan pursuant to Rule 12b-1 under the Act.

[29]	Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions.

D.	LIKELY PURCHASERS OF SHARES

1.	Purchasers of Creation Units

Applicants expect that there will be several categories of market participants who will be interested in purchasing Creation Units of the Funds. One is the institutional investor that desires to keep a portion of its portfolio invested in a professionally managed, diversified portfolio of securities and finds the Shares a cost-effective means to do so. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the aggregate value of the portfolio securities held by such Fund.

Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Arbitrageurs, whether market makers, Authorized Participants or other market participants,30 can create dynamic hedges utilizing (i) the VIIV on a per second basis, (ii) the information in the Fund’s registration statement, and/or (iii) the types of securities the Fund previously held, as periodically disclosed. The dynamic hedge choices among various arbitrageurs will be different given their risk metrics and current market exposures across all their accounts. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market as well as keep the market price of Shares at or close to the NAV per Share of the Fund.

Because arbitrageurs are expected to be able to construct a very good hedge portfolio for any position they take in Shares,31 and evaluate profit and loss on their position in real-time, Applicants believe that there will be many Authorized Participants and other market participants that will seek to make a market in Shares.32 For example, while making a market in Shares of a Fund, an arbitrageur may choose to hedge some or all of its accumulated position until such time as the arbitrageur chooses to unwind it through creations or redemptions with the Fund. Since the size of the creation and redemption baskets is relatively small, normally $100,000 - $300,000, and the process can happen at any time during the trading day, positions can be collapsed throughout the day, resulting in nominal risk for the market maker.

Applicants also believe that arbitrageurs will employ risk-management techniques such as “statistical arbitrage,” including correlation hedging, beta hedging, and dispersion trading,

[30]	Institutional investors may wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as Authorized Participants and Market Makers.

[31]	Given the one second VIIV, a sophisticated regression analysis allows for “the construction of very good hedge portfolios.” Glosten, supra note 20.

[32]	Examples of typical ETF strategies that may be employed by Authorized Participants and Market Makers with respect to the Funds include, but are no way limited to, spread trading, pair’s trading, statistical arbitrage, cash equitization, alpha generation, momentum trading and dispersion trading among others. Consequently, the Applicants believe that the universe of potential Authorized Participants and Market Makers will be sufficient to support the Funds. See comment letter filed by Bats Global Markets, Inc. on a rule proposal filed by NYSE Arca (Exchange Act Release No. 77117, File No. SR-NYSEArca-2016-08) (July 1, 2016).

which is currently used throughout the financial services industry, to make efficient markets in exchange-traded products.33 The hedging methodology that the arbitrageur chooses to employ is determined by multiple parameters such as amount of capital at risk, net position – the unhedged portion of their position, market conditions, such as volatility and liquidity, and capital availability and cost. These and other factors are used by the market maker to determine their risk tolerance and therefore the desired hedging techniques they can use to manage their risk to a reasonable level.

In the simplest terms, a hedge is created by selecting a hedging instrument with a high negative correlation coefficient (r) to that of the securities for which the arbitrageur is looking to mitigate risk (e.g., a hedging instrument that moves in the opposite direction of the securities that you are hedging).34 The correlation will be calculated using the VIIV of the Fund over time compared to different hedging baskets. Ideally, the arbitrageur will identify instrument(s), or adjust the hedging vehicle in real-time to achieve a correlation coefficient of -1 (perfect negative correlation). In many cases this can be as simple as selling an index future against a long position in a Fund. This type of hedging instrument is accumulated to offset the exposure of the target portfolio in order to achieve price risk neutrality.

Correlations are dynamic and calculated in real-time and often will not be one for one. At times a multiplier may be required, such as when a hedging basket correlates in price, but may do so with a larger or smaller magnitude. This variance is referred to as a beta coefficient and measures the magnitude of the price volatility of the hedging basket compared to that of the target portfolio. The resulting beta coefficient is used as a multiplier to determine the appropriate size of the hedge. An arbitrageur will measure the effectiveness of its hedge by examining the real-time profit and loss of the two positions on a combined basis (i.e. the net profit or loss from the move in the Fund and that of the hedging portfolio). If the variance is growing, adjustments in the size of the hedging basket may be made in real time by increasing or decreasing the dollar value of the hedging portfolio through purchase or sales in the market.

Today, in an effort to produce a more cost-effective hedge, many arbitrageurs employ net hedging techniques whereby they examine the entirety of the securities that the firm, or sub unit of the firm, is long or short, and construct a hedging basket with a high negative correlation coefficient (“Net Hedging Book”). Over time, the larger the number of portfolio constituents the arbitrageur is able to employ in a target portfolio, the lower the volatility of the overall portfolio due to offsetting internal correlations of the target portfolio. This volatility reduction comes from offsetting correlations assuming there are both long and short positions as well as naturally uncorrelated constituents. The arbitrageur may choose to group positions that better mimic cost efficient hedges such as broader market indexes.

[33]	Applicants understand that the only difference between how Shares will be hedged and how shares of existing ETF shares are hedged is that arbitrageurs in existing ETF shares calculate their own intraday indicative value based on disclosed portfolio holdings.

[34]	Hedging baskets with high positive correlations can also be employed as long as the asset can be sold short.

An arbitrageur who accumulates a position in Shares for which it wishes to neutralize its risk, will either enter that position in their Net Hedging Book and hedge on net basis or, albeit less likely, choose to hedge using a hedging basket specifically designed for that Fund. This basket is constructed on a daily basis, and will be adjusted in real-time throughout the day to account for any variance in performance.35

At any time during trading hours, the arbitrageur has the ability to eliminate all risk by placing a Creation or Redemption Order, as appropriate.

2.	Secondary Market Purchasers

Purchasers of Shares in Creation Units may also hold such Shares or sell them into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors for whom such Shares provide a useful, retail-priced, exchange-traded mechanism for investing in securities. Applicants believe that investors will value the ability to transact in shares of a professionally managed portfolio of securities, that are currently not available to them in existing ETFs, which disclose their portfolio holdings each day.

E.	AVAILABILITY OF INFORMATION REGARDING THE FUNDS

Investors interested in a particular Fund can obtain each Fund’s filings with the Commission. Those filings may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the Fund over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The Exchange or other third-party market data vendor will also disseminate a variety of data with respect to Shares on a daily basis, by some widely disseminated means, including information as of the previous day’s close with respect to NAV. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. Information regarding secondary market prices and trading volume of Shares will be broadly available in real time throughout the trading day.

Applicants believe that, while the level of information provided will not easily permit market participants to reverse engineer a Fund’s investment strategy, market participants will, as they do with existing ETFs, be able to construct a hedging portfolio that will allow such

[35]	As the arbitrageur’s position in a Fund changes throughout the day, the size of the hedging basket would be similarly adjusted to offset any additional risk.

market participants to take market making positions in Shares while remaining adequately hedged.36

1.	Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(a)(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act,37 Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution. Applicants also note that Section 24(d) of the Act provides that the exemption provided by Section 4(a)(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

Because Creation Units will be redeemable, will be issued by an open-end management investment company and will be continually in distribution, the above provisions require the delivery of a statutory or summary prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

The Distributor will coordinate the production and distribution of Prospectuses to Brokers. It will be the responsibility of the Brokers to ensure that a Prospectus is provided for every secondary market purchase of Shares.38

2.	Shareholder Reports

With each distribution, a Trust will furnish to the DTC Participants for distribution to beneficial owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share. Beneficial owners also will receive annually notification as to the tax status of the Fund’s distributions.

As required under applicable rules and regulations, after the end of each fiscal year, a Trust will furnish to the DTC Participants, for distribution to each person who was a beneficial

[36]	See Vanguard Meeting, supra note 5, “Efficient pricing, arbitrage, and hedging can all be achieved without daily holdings disclosure.”

[37]	Applicants note that Prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a Prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a Prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of an Exchange in connection with a Sale on such Exchange, is satisfied by the fact that the Prospectus and SAI (as defined below) are available at such Exchange upon request.

[38]	To the extent that a Fund is using a summary prospectus pursuant to Rule 498 under the Securities Act, the summary prospectus may be used to meet the prospectus delivery requirements.

owner of Shares at the end of the fiscal year, an annual report of the Trust containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to beneficial owners of Shares.

3.	Sales and Marketing Materials

Because Applicants believe that the Funds will trade and perform in a manner similar to other ETFs, Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between a Trust and its Funds and those ETFs that disclose their portfolio holdings daily.

Each Fund will prominently disclose in its prospectus and on its website that, unlike other actively managed ETFs, the Fund does not disclose its portfolio holdings each day, but instead publishes a VIIV, calculated each second during normal trading hours of the NYSE. The cover of each Fund’s prospectus and summary prospectus, as well as each Fund’s web site and any marketing material, will contain the following legend (the “Legend”):

•	This ETF does not publicly disclose the composition of its portfolio daily, which may affect the price at which the ETF trades in the secondary market. ActiveSharesSM ETFs are designed to provide investors with the flexibility and efficiencies associated with all ETFs. ActiveSharesSM will publicly disclose the Fund’s strategy, the types of securities the Fund intends to invest in, and a Verified Intraday Indicative Value calculated every second of the trading day, but will only disclose the portfolio constituents quarterly. Accordingly, there is a risk that shares of ActiveSharesSM ETFs may trade at wider spreads than shares of other ETFs. There is also a risk that ActiveSharesSM ETFs may be susceptible to predatory trading practices, such as front-running and free riding.

Further, each Fund will describe in plain English where an investor can get access to the VIIV, that the methodology for calculating the VIIV is available on the Fund’s website, and that the VIIV is intended to provide investors and other market participants with a highly correlated per share value of the underlying portfolio that can be compared to the current market price. Each Fund will further disclose that, (1) although the VIIV is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the Fund at or close to the underlying NAV per Share of the Fund, there is a risk that market prices will vary significantly from the underlying NAV of the Fund; (2) ETFs trading on the basis of a published VIIV are new, and there is a risk that Shares may trade at a wider bid/ask spread than other ETFs, (3) market participants may attempt to use the VIIV to calculate with a high degree of certainty (“reverse engineer”) a Fund’s trading strategy, which if successful, could increase opportunities for certain predatory trading practices, such as front-running, that may have the potential to harm

Fund shareholders; and (4) the Funds are new, and there is a risk that the Funds might perform differently than other ETFs during periods of market disruption.39

4.	Information on Each Fund’s Website

Each Fund’s website, which will be publicly available before the offering of Shares, will include the Fund’s Prospectus, statement of additional information (“SAI”), and summary prospectus, if used, and after the offering of Shares commences, additional quantitative information that is updated on a daily basis, including, for each Fund, the prior Business Day’s NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. In addition, where and how to find the continuously updated VIIV, which will be disseminated as described below, will be prominently disclosed. Each Fund’s website will also contain a historical comparison of each Business Day’s final VIIV to that Business Day’s NAV. Once a Fund has completed a Fiscal year, its website will disclose the median bid-ask spread for each Fund’s most recent fiscal year. Each Fund’s website will also contain the proposed Legend, discussed above, and, for at least the first three years of operation,40 the following risk disclosure in a prominent, bullet point format:

•	there is a risk that market prices will vary significantly from the underlying NAV of the Fund;

•	ETFs trading on the basis of a published VIIV is new, and there is a risk that Shares may trade at a wider bid/ask spread than other ETFs;

•	market participants may attempt to determine a Fund’s trading strategy, which if successful, could cause potential harm to Fund shareholders; and

•	the Funds are new, and there is a risk that the Funds might perform differently than other ETFs during periods of market disruption.

Each Fund’s website, and the information on the website, will be publicly available at no charge.

5.	Verified Intraday Indicative Value

The Exchange on which a Fund is primarily listed will disseminate the VIIV for each Fund in one-second intervals during regular trading hours, through the facilities of the

[39]	Once a Fund has been in continuous operation for a period of three years, Applicants may reconsider the appropriateness of such risk disclosure. To that end, Applicants reserve the right to revise or remove such risk disclosure to the extent that such action is deemed appropriate and approved by a Fund’s Board.

[40]	Id.

Consolidated Tape Association.41 The VIIV functions as an intraday indicative NAV calculation that is made every second throughout the trading day. Each Fund will adopt procedures, pursuant to Rule 38a-1 under the Act, governing the calculation and dissemination of the VIIV and each Fund’s Adviser will bear responsibility for the oversight of that process. Each Fund’s Adviser will also, as part of that oversight process, periodically, but no less than annually, review the Board-approved procedures used to calculate and maintain the accuracy of the VIIV.42 Any changes to the procedures will be submitted to the Board for approval. As described above, the specific methodology for calculating the VIIV will be disclosed on each Fund’s web site.

Each Fund will employ two separate calculation engines, a primary and a secondary, to provide two independently calculated sources of intraday indicative values (“Calculation Engines”). Each Fund will also employ a “Pricing Verification Agent” to compare, and establish a computer-based protocol that will permit the Pricing Verification Agent to continuously compare, the two data streams from the Calculation Engines on a real time basis.43 If, during the process of real time price verification, the indicative values from the Calculation Engines differ by more than 25 basis points for 60 consecutive seconds,44 the Pricing Verification Agent will alert the Adviser and the Adviser will request that the listing Exchange halt trading of the Fund’s Shares until the two indicative values come back into line.45

Pursuant to the Board-approved procedures, the VIIV will be calculated to the nearest penny by dividing the “Intraday Fund Value” as of the time of the calculation by the number of total Shares outstanding. Intraday Fund Value is the sum of the Fund’s assets (e.g., the

[41]	The Consolidated Tape Association oversees the dissemination of real time trade and quote information.

[42]	These procedures and their continued effectiveness will be subject to the ongoing oversight of the Fund’s chief compliance officer.

[43]	It is anticipated that each Calculation Engine could be using some combination of different hardware, software and communications platforms to process the data. Different hardware platforms’ operating systems could be receiving and calculating the data inputs differently, potentially resulting in one Calculation Engine processing the indicative value in a different time slice than another Calculation Engine’s system, thus processing values in different sequences. The processing differences between different Calculation Engines are most likely in the sub-second range. Consequently, the frequency of occurrence of out of sequence values among different Calculation Engines due to differences in operating system environments should be minimal. Other factors that could result in sequencing that is not uniform among the different Calculation Engines are message gapping, internal system software design, and how the data is transmitted to the Calculation Engine. While the expectation is that the separately calculated intraday indicative values will generally match, having dual streams of redundant data that must be compared by the Pricing Verification Agent will provide an additional check that the resulting VIIV is accurate.

[44]	Any small divergence of less than 25 basis points would only be a fraction of the average bid/ask spread for actively managed ETFs, and relatively immaterial to the overall indicative value. For the period January 1, 2017, to October 31, 2017, the average bid/ask spread on actively managed equity ETFs traded on NYSE Arca, as a percentage, was 38 basis points. For the same period, the spread on all ETPs traded on NYSE Arca, as a percentage, was 54 basis points. Applicants reserve the right to change these thresholds to the extent deemed appropriate and approved by a Fund’s Board.

[45]	Should there be a discrepancy between the two indicative values, the Fund will continue to disseminate the primary indicative value as the VIIV.

amount of cash and cash equivalents held in a Fund’s portfolio,46 the current value of the securities positions in the Fund’s portfolio, plus any accrued interest, and declared but unpaid dividends) minus all accrued liabilities. All portfolio securities will be valued by the calculation agent throughout the trading day at the mid-point between the current national best bid and national best offer as disseminated by the Consolidated Quotation System or UTP Plan Securities Information Processor.47

By calculating the VIIV to the nearest penny, market participants will be able to readily compare the VIIV to the current market price of a Fund’s Shares. Applicants believe that, by utilizing the mid-point pricing for purposes of the VIIV calculation, the VIIV will be an accurate representation of the value of a Fund’s portfolio securities, as quotations based on the mid-point of bid/ask spreads provide real-time information on the prices at which market participants are willing to buy or sell securities at any given point in time. Applicants considered using last sale price of a security for purposes of the VIIV calculation, but concluded that, given the speed at which news is reflected in the global equity markets, the last sale price may no longer accurately reflect, at the time of calculation of the VIIV, the price at which market participants are willing to transact in the security. Because quotations are updated more frequently than last sale information, especially for inactive securities, the VIIV calculation will utilize the most current and accurate information available.

Applicants acknowledge that, if the bid/ask spread on a security is significant, the mid-point may not accurately reflect the price at which the security could be bought or sold, which may cause the VIIV to deviate from the actual purchase or sale price of a Fund’s underlying portfolio securities. In light of this possibility, the Adviser will monitor the bid and ask quotations for any portfolio security that stops trading and, if the Adviser determines pursuant to Board-approved procedures that the current quotations for a portfolio security are no longer reliable for purposes of calculating the VIIV, which could be the situation when, for example, an Exchange institutes an extended trading halt in a portfolio security, that fact, along with the identity and weighting of that security in the Fund’s VIIV calculation, will be publicly disclosed on the Fund’s web site.48 Applicants believe that this mix of information will permit market participants to calculate the effect of that security on the VIIV calculation, determine their own fair value of the disclosed portfolio security, and better judge the accuracy of that day’s VIIV for the Fund.49 Nonetheless, the VIIV will continue to be calculated using the mid-point of the most recent bid and ask quotations.

[46]	Repurchase agreements and short-term US Treasury securities will be treated as cash for purposes of determining the VIIV.

[47]	All SEC-registered exchanges and market centers send their trades and quotes to a central consolidator where the Consolidated Tape System (CTS) and Consolidated Quote System (CQS) data streams are produced and distributed worldwide. See https://www.ctaplan.com/index. Although there is only one source of market quotations, each Calculation Engine will receive the data directly and calculate an indicative value separately and independently from each other Calculation Engine.

[48]	Any person may register on the Fund’s website to receive an email notification of any such web site disclosures.

[49]	Applicants note that in times of recent market volatility there has been a disconnect between the market price of certain portfolio securities of ETFs, primarily because of “circuit breakers” that have halted trading of those portfolio securities, and the market price of the ETFs holding those securities. At any time that the securities representing 10% or more of a Fund’s portfolio become subject to a trading halt, Applicants would request the Exchange to halt trading on the Fund. During any such trading halt, the VIIV would continue to be calculated and disseminated. Applicants further note that existing ETFs do not have a similar mechanism to (1) disclose when trading of a portfolio security has halted, and its potential impact on the indicative intraday value, or (2) halt trading in the ETF’s shares to protect investors when a significant portion of the underlying portfolio securities have halted trading.

In developing the method for determining the VIIV, Applicants have carefully sought to provide a VIIV calculation that is precise and provides a level of transparency that Applicants believe will facilitate arbitrage but also protect a Fund from “front running” and “free riding” by other investors and/or managers which could harm, and result in substantial costs to, the Funds.50 Applicants believe that it is highly unlikely that a VIIV calculated as described above and provided at one second intervals would allow others to reverse engineer a Fund’s investment strategy for purposes of front running or free riding,51 and have sought to confirm this belief mathematically.52 Applicants cannot, however, provide a guarantee that such reverse engineering will not occur.

F.	BOARD OVERSIGHT

Unlike existing ETFs, the Funds will not publicly disclose or disseminate their daily Creation Baskets. Further, unlike all existing actively managed ETFs, the Funds will not publicly disclose or disseminate the identities and quantities of their portfolio securities on a daily basis. Rather, on each Business Day, before commencement of trading in Shares on the Exchange, the Funds will provide to the AP Representative of each Authorized Participant the identities and quantities of the instruments comprising a Creation Basket and the estimated Balancing Amount (if any), for that day. This information will permit Authorized Participants to purchase Creation Units through an in-kind transaction with the Fund, as described above.

Given that this structure is unlike existing ETFs, each quarter, the Board of a Fund will monitor how Shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions. For at least the first three years after launch of each Fund, Applicants will undertake to promptly call a meeting of the Board to take appropriate action if, for 30 or more days in any quarter or 15 days in a row, the absolute difference between

[50]	See Vanguard Meeting, supra note 5. Applicants would not, and believe that any Adviser, would not utilize an investment strategy in a Fund that it believed could be reverse engineered, based on the dissemination of the VIIV, to the detriment of the Fund.

[51]	See also, Letter from Christopher P. Wilcox, supra note 5 (“JPMAM believes that it is highly improbable that the portfolios of the proposed funds . . . could be practically and consistently ‘reverse engineered’ such that front running would materially harm a fund’s investors.”).

[52]	“The analysis shows that one could do a little better than random guessing of which stocks are in the portfolio, with thousands of other potential combinations as plausible alternatives.” Glosten, supra note 20; “The summary conclusion is that it seems rather unlikely that the Precidian ETF construction methodology will result in a product that can be reverse engineered for purposes of front running . . . .” Cooper (July 2015), supra note 20, See also, Cooper (August 2015), supra note 20.

the market closing price, or Bid/Ask Price, and NAV, or the bid/ask spread, exceeds 1.00%.53 In such a circumstance, as well as annually, the Board will consider the continuing viability of the Fund, whether shareholders are being harmed, and what, if any, action would be appropriate to narrow the premium/discount or spread, as applicable. Potential actions may include, but are not limited to, changing lead market makers, listing the Fund on a different Exchange, changing the size of Creations Units, changing the Fund’s investment objective or strategy, and liquidating the Fund.

IV.	IN SUPPORT OF THE APPLICATION

The Order being requested, among other things, would permit (1) Funds to issue Shares that are redeemable in Creation Units only; (2) dealers and underwriters to sell Shares in secondary market transactions at negotiated prices, rather than at NAV at market close; and (3) affiliated persons of a Fund, or second-tier affiliates, to deposit securities into and receive securities from each Fund in connection with the redemption of Creation Units.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification. Applicants believe that the relief requested herein, if granted, will result in additional benefits, including but not limited to:

•	protecting the investors from the potential for front-running of portfolio transactions, which could adversely impact the performance of the Funds;

•	provide intraday pricing information that is equally usable to all investors;

•	providing greater access to active portfolio managers who are unwilling to provide daily disclosure of their active portfolio holdings;

•	provide competition for comparable products available in the U.S. market; and

•	provide enhanced liquidity to the market.

[53]	Applicants believe the proposed time periods and pricing differential threshold strikes an appropriate balance between investors’ need for an orderly market and the need for additional Board review. Applicants reserve the right to change these thresholds to the extent deemed appropriate and approved by a Fund’s Board.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”54 The Funds would provide an ETF product available to both retail and institutional investors. Because the Funds would maintain portfolio confidentiality, much like a mutual fund, it mitigates the risk of free-riding and front-running. Nonetheless, in all other material ways, the Funds would operate in a manner substantially identical to, and enjoy the same efficiencies as, existing ETFs.55 As such, the Applicants believe the Funds are appropriate for exemptive relief under Section 6(c) of the Act.56

A.	ISSUES PREVIOUSLY RAISED BY THE COMMISSION

In 2014, in response to two earlier filed applications for exemptive relief (the “Prior Applications”), including one filed by the Applicants, the Commission issued notices of their intent to deny the Prior Applications.57 Each of the Prior Applications sought exemptive relief for actively managed ETFs designed to protect the ETFs and their shareholders from the risks of predatory market practices that could result from daily disclosure of an ETF’s portfolio holdings and weightings. The structure proposed in the Prior Applications, while bearing some resemblance to the structure proposed herein, was significantly and materially different in that it relied heavily on the intraday indicative value disseminated every 15 seconds, as used by existing ETFs (“IIV”). The ActiveSharesSM ETF structure described herein is materially different, to a very large degree, because this structure was designed to deal with the following concerns raised by the Commission.

1.	ETF prospectus disclosure does not contain any material real-time information necessary for creating or facilitating Bona Fide Arbitrage as described in the Application.

Applicants recognize that prospectus disclosure alone does not provide enough information to facilitate an effective arbitrage mechanism. Nonetheless, Applicants believe that prospectus disclosure combined with the disclosure in periodic reports, dissemination of an accurate VIIV on a per-second basis throughout the trading day, as described herein, and the ability to create and redeem shares for a Creation Basket that is a pro rata slice of the ETF’s portfolio, together, will provide the necessary level of information and the functional capability to facilitate effective arbitrage.

[54]	Investment Company Act Release No. 17534 (June 15, 1990).

[55]	“From an investor standpoint, the blind trust structure functions much like a traditional ETF in all material respects but has the advantage of preserving the confidentiality of the underlying portfolio and the fund’s alpha generation model. It also trades on an exchange at a known price.” Craig M. Lewis, The Economics of Actively Managed Exchange Traded Funds that Utilize Blind Trusts (July 2015)(Attached as Exhibit D).

[56]	“These attributes result in a security design that is economically superior to competing products that already have received SEC approval.” Id.

[57]	Precidian ETFs Trust, et al., Investment Company Act Release No. 31300 (October 21, 2014); Spruce ETF Trust, et al., Investment Company Act Release No. 31301 (October 21, 2014).

2.	Dissemination of an indicative intraday value at 15 second intervals throughout the trading day does not fill the information void.

As with existing ETFs, potential arbitrageurs can create a hedging portfolio based on information provided in a Fund’s prospectus and periodic reports. To effectively use such a hedging portfolio, arbitrageurs need to know the value of the Fund throughout the day, so they can adjust their hedging portfolio accordingly. Applicants recognize that arbitrageurs have, in the past, primarily used the disclosure of the portfolio securities of an ETF to calculate the value of such ETF during the day and to make adjustments to their hedging portfolios. To that end, Applicants are proposing that each Fund provide a VIIV that is calculated each second throughout the trading day. Applicants believe that the dissemination of the VIIV, which provides all market participants with the value of the ETF during the trading day, will specifically fill any material information void that may be created by not disclosing an ETF’s portfolio securities.

3.	IIV dissemination frequency is inadequate for purposes of making efficient markets in ETFs.

The VIIV will be disseminated every second during the trading day. This relatively high frequency disclosure of a highly accurate VIIV will permit market participants to assess whether a Fund is trading at a premium or discount to NAV. Applicants believe the dissemination of VIIV at one second intervals provides a level of current information that will facilitate intraday arbitrage.

4.	Because there are no uniform methodology requirements, the IIV can be calculated in different ways rendering it potentially arbitrary and inconsistent. Further, no party has agreed to take responsibility for the accuracy of IIV calculations.

Applicants have in this Application proposed certain minimum requirements for the calculation of the VIIV. Further, Applicants have agreed to publically disclose on the Fund’s website the methodology used to calculate a Fund’s VIIV. Further, the Board of each Fund will adopt procedures covering the calculation of the VIIV, subject to review and oversight by the Fund’s chief compliance officer. Finally, the Fund’s adviser will be responsible for the oversight of the calculation of the VIIV. Applicants believe these measures will support the confidence of market participants in the VIIV.

5.	The IIV would be inaccurate for certain securities and asset classes.

The Funds that are the subject of the Application may only invest in securities that are traded on an Exchange. Each of those securities will be valued, for purposes of calculation of the VIIV, at the mid-point of the last bid/offer, rather than the last sale price. As stated above, Applicants believe that utilizing the mid-point pricing for purposes of the VIIV calculation will provide an accurate representation of the value of a Fund’s portfolio securities. To the extent that any security ceases to have a readily available market quotation, or otherwise needs to be fair valued, the Fund will promptly disclose the identity of the security and the weighting of that security in the calculation of the VIIV, which should permit market participants to calculate the effect of that security on the VIIV calculation, determine their own fair value of the disclosed portfolio security, and better judge the accuracy of that day’s VIIV for the Fund.

6.	Each Fund may hold up to 15% of its total assets in illiquid securities, which often must be fair valued.

While the 15% limit is a standard that applies to all open-end investment companies other than money market funds, Applicants expect that each Fund’s holdings of illiquid securities will be very limited. The types of eligible portfolio securities in which the Funds may invest, other than cash equivalents, includes only Exchange listed securities, which Applicants expect will be subject to real time bids and offers in most cases. In addition, as discussed above, each Fund will fully disclose, on its website, the identity and weighting of any Exchange listed security for which there is no readily available market quotation.

7.	Errors in the IIV will likely lead to errors in estimating the factors that a market maker must consider when constructing a hedging portfolio. Further, higher portfolio turnover, could make it harder for market participants to construct tight hedges.

Applicants believe the level of information provided to all market participants will allow Authorized Participants to construct appropriate hedging portfolios. Applicants have significantly improved the accuracy of the VIIV by using mid-point bid/ask pricing and requiring redundant systems to be used in the VIIV calculation, thus reducing the likelihood that the VIIV calculation may be inaccurate. Further, in situations where the securities representing 10% or more of a Fund’s portfolio become subject to a trading halt, Applicants would request the Exchange to halt trading on the Fund.

8.	Market stress can reduce liquidity in certain assets and consequently increase errors in the IIV as an ETF’s portfolio becomes increasing illiquid and market prices become more difficult to determine.

Because the Funds will only hold Exchange listed securities, Applicants believe there is less risk that market prices will become difficult to determine. Nonetheless, as discussed above, the Fund will provide full transparency on securities that cannot be accurately valued using mid-point bid/ask pricing.

9.	Quarterly disclosure of portfolio holdings is irrelevant for a market maker/AP valuing or hedging an ETF.

Applicants acknowledge that quarterly disclosure of portfolio holdings, by itself, does not provide adequate information to ensure that the arbitrage mechanism is effective. As stated herein, however, market makers will have access to a Fund’s VIIV throughout the day at one second intervals, the daily NAV, the disclosure in the Fund’s registration statement and the quarterly disclosure of portfolio holdings, which Applicants believe, when taken together, will provide market makers with sufficient information to value and hedge a position in a Fund.

10.	The back-up redemption option would be subject to redemption fees of up to two percent that would dissuade shareholders from exercising this option.

Because of the high quality and level of information available to the market, Applicants do not believe a back-up redemption option is necessary and have not proposed one.

B.	THE FUNDS WILL NOT RAISE THE CONCERNS SET FORTH IN THE CONCEPT RELEASE

The Applicants do not believe that the requested relief raises certain special issues raised in the Concept Release on Actively-Managed Exchange-Traded Funds (the “Concept Release”).58 The Concept Release highlighted several issues that could impact the Commission’s willingness to authorize the operation of an actively-managed ETF, including whether effective arbitrage of the ETF shares exists. The Concept Release identifies the transparency of a fund’s portfolio and the liquidity of the securities in a fund’s portfolio as central to effective arbitrage.

Daily disclosure of a fund’s portfolio is not warranted if the value of a fund is fully transparent by providing a highly accurate VIIV, based on verified mid-point pricing and Authorized Participants can take advantage of arbitrage opportunities, through a Confidential Account, by creating or redeeming Creation Units of Shares. Market professionals are not performing fundamental research when trading ETFs, but rather trading based on the current market price of the portfolio. If market participants are assured that the VIIV is timely and accurate and they can use a good hedging portfolio, knowledge of the actual portfolio is not essential.59

The Concept Release also expressed concern about the potential for discrimination among actively-managed ETF shareholders if significant deviations were to develop between the secondary market price and the current NAV. However, as discussed above, the Applicants believe that dissemination of a reliable and timely VIIV will cause any deviation to be not materially different from deviations found in existing ETFs.

The Concept Release also expressed concern about potential conflicts of interest. Section 1(b)(2) of the Act states that the public interest and the interest of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of persons other than shareholders, including directors, officers, investment advisers, or other affiliated persons, and underwriters, brokers, or dealers. The Concept Release notes specifically that the process in which a Creation Unit is typically purchased by delivering a basket of securities to the ETF, and redeemed in exchange for a basket of securities may lend itself to certain conflicts for the Adviser, who has discretion to specify the securities included in the baskets, and who, in an actively-managed ETF, would not be limited by the universe of portfolio securities in an index. Since Applicants have specified that Creation Baskets will only consist of a pro rata portion of a Fund’s long portfolio positions, this discretion is eliminated. Further, since the Authorized Participant will have no knowledge of the specific

[58]	SEC Concept Release: Actively Managed Exchange-Traded Funds, Investment Company Act Release No. 25258 (November 8, 2001).

[59]	See Vanguard Meeting, supra note 5.

securities in the creation basket, and will be transacting with a Fund through a Confidential Account, there will be no incentive or opportunity to specify any securities included in a Creation Basket.

C.	THE RISK OF WIDER SPREADS AND LARGER DISCOUNTS AND PREMIUMS

Applicants acknowledge that the ActiveSharesSM ETFs structure is new and untested. While Applicants and the Commission have heard from Exchanges, Market Makers, asset managers, Authorized Participants, and academics that efficient markets can be made in Shares of the Funds, there can be no assurance that Shares will actually trade with the same efficiency as shares of existing ETFs. Nonetheless, in order to provide for the efficient trading of Shares, Applicants have limited the types of securities that can be held by a Fund in order to ensure that there will be, under most circumstances, adequate real time information to provide for an accurate VIIV calculation. Applicants have also built in several safeguards, including redundancy in the calculation of the VIIV, thresholds at which Shares will stop trading, required oversight of the VIIV calculation, and Board-approved policies and procedures governing the calculation of the VIIV, in order to reduce the risk of Shares trading other than at or close to NAV.

While Applicants acknowledge that, despite these safeguards, Shares may trade at wider spreads and/or with larger discounts and premiums than existing ETFs, Applicants believe that the advantages of the ActiveSharesSM ETF structure outweigh these potential concerns. To ensure that investors are aware of the risks that Shares may not trade with the same efficiency as shares of existing ETFs, Applicants will take steps to avoid investor confusion between the Funds and existing ETFs. Applicants will make clear the distinctive features of ActiveSharesSM ETFs in the Prospectus and SAI, as well as on their website and in marketing materials. In particular, Applicants will explain that ActiveSharesSM ETFs generally will not disclose their portfolio securities on a daily basis like traditional active ETFs, and will explain the nature and purpose of the VIIV.

In addition, the Applicants will place a legend in the Funds’ prospectuses, website, and marketing materials that will highlight for investors the differences between the Funds and existing ETFs. Consistent with the description of the legend discussed above, Applicants expect the legend to state that ActiveSharesSM ETFs will disseminate the VIIV, representing the value of a Share, every second throughout the day, but will only publicly disclose the portfolio constituents quarterly. The legend will also state that investing in shares of a Fund could involve certain risks, including that the Shares may trade with a wider spread than shares of other ETFs, and that ActiveSharesSM ETFs may be susceptible to predatory trading practices, such as front-running and free riding.

The Funds will disclose their potential risks, including:

•	there is a risk that market prices will vary significantly from the underlying NAV of the Fund;

•	ETFs trading on the basis of a published VIIV is new, and there is a risk that Shares may trade at a wider bid/ask spread than other ETFs;

•	market participants may attempt to determine a Fund’s trading strategy, which if successful, could cause potential harm to Fund shareholders; and

•	the Funds are new, and there is a risk that the Funds might perform differently than other ETFs during periods of market disruption.

In light of this disclosure, Applicants believe investors will have ample information to make an informed investment decision.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. Based on the foregoing, the Applicants request the exemptive relief as set forth below.

V.	REQUEST FOR ORDER

The Applicants request a Commission Order under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B) of the Act.

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act. Section 12(d)(l)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

A.	SECTIONS 2(a)(32) AND 5(a)(1) OF THE ACT

Section 5(a)(1) of the Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as:

any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer...is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such a Share is that its terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. . Because Shares will not be individually redeemable in less than Creation Unit size, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request the Order to permit each Fund to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.

Investors may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption through an Authorized Participant. Moreover, listing on the Exchange will afford all shareholders the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Shares will be disciplined by market mechanisms and the ability of Authorized Participants to create and redeem Creation Units on any day, Applicants expect that individual Shares will trade at a market price at or close to the NAV per Share of the Fund.

Limiting the ability of investors to redeem Shares directly from a Fund unless they do so in Creation Units does not appear to thwart the purposes of Sections 2(a)(32) or 5(a)(1) or any other provision of the Act. Investors have ready access to the secondary market if they wish to sell Shares in less than Creation Units.

Applicants believe that the Funds will not present any new issues with respect to the exemptions that allow current ETFs to redeem their shares only in Creation Units. As noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. The Applicants further believe that exempting the Trusts to permit Funds to issue and redeem Shares in the manner described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that this Application for an order of exemption under Section 6(c) from Sections 2(a)(32) and 5(a)(1) be granted.

B.	SECTION 22(d) OF THE ACT AND RULE 22c-1 UNDER THE ACT

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus.

Rule 22c-1 provides in part, that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security. . .

Shares of each Fund will be listed on an Exchange and the Market Makers will maintain a market for such Shares. Secondary market transactions in Shares will be effected at negotiated prices, not at a current offering price described in the Prospectus, and not necessarily at a price based on NAV next calculated after receipt of a sale order. Shares of each Fund will be listed on the Exchange. The Shares will trade on and away from the Exchange60 at all times on the basis of current Bid/Ask Prices. The purchase and sale of Shares of each Fund in the secondary market will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases in the secondary market be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an Order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of a Fund on and away from the Exchange at prices based on bid/ask prices, rather than the NAV of the relevant Fund.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential

[60]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange. Off-Exchange trades will be reflected in the consolidated tape.

treatment among buyers resulting from sales at different prices, and (iii) ensure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.61

The Applicants believe that none of these purposes will be frustrated by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices for Shares exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In light of these constraints, the Applicants do not believe that the Funds’ portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers.

The Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on an Exchange. Therefore, no Broker should have an advantage over another Broker in the sale of Shares. In addition, secondary market transactions in Shares should generally occur at prices at or close to the NAV. If the prices for Shares should fall below the proportionate NAV of the underlying assets of the Fund, an investor need only to accumulate enough of such Shares to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace and the ability of market professionals to create and redeem at the NAV should thus ensure that the difference between the NAV and the price for Shares in the secondary market remains narrow.

The Applicants believe that the nature of the markets in the component securities underlying the investment objective and strategy of a Fund will be primarily determinant of premiums or discounts. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the actual NAV next computed by the Fund. Indeed, such an investor might not wish to wait for the computation of such actual NAV before selling or purchasing. The Applicants believe that this ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Although the portfolio of a Fund will be managed actively to seek to achieve long term capital appreciation and/or income over the course of an economic cycle, the Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

The Applicants also believe that, with proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors

[61]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (Apr. 22, 1983).

purchasing and selling Shares in the secondary market and those purchasing and redeeming directly from the Fund.62

On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units, and pricing Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

C.	SECTION 17(a)(1) AND (a)(2) OF THE ACT

Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person (“second tier affiliates”), from selling any security to or purchasing any security from the company. Section 17(a) of the Act makes it:

[U]nlawful for any affiliated person or promoter of or principal underwriter for a registered investment company...or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered investment company...unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust...by the depositor thereof; (2) knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Section 2(a)(3) of the Act defines an affiliated person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) if such person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

With respect to the control relationships stated in Section 2(a)(3)(C), Section 2(a)(9) of the Act provides that “any person who owns beneficially, either directly or through one

[62]	See Stuart M. Strauss, Non-Transparent Actively Managed ETFs, Time for an Alternative Approach to Evaluating the Case for Exemptive Relief?, The Investment Lawyer, Vol. 24, No. 9 (September 2017) (“While it is true that investors who purchase and sell shares in the secondary market pay or receive a different price for shares that investors in the primary market, there is clearly a rational basis for the differences in prices paid in the primary and secondary markets. . . . There is no unjust discrimination among investors.”)

or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.”

Applicants request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit in-kind redemptions of Creation Units by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of a Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds (defined below). The Applicants also request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit each Fund to redeem Shares from, and engage in the in-kind transactions that would accompany such redemptions with,63 any Acquiring Fund of which it is an affiliated person or second tier affiliate because of one or more of the following: (i) the Acquiring Fund holds 5% or more of the Shares of a Trust or one or more Funds; (ii) an Acquiring Fund described in (i) is an affiliated person of the Acquiring Fund; or (iii) the Acquiring Fund holds 5% or more of the shares of one or more Affiliated Funds.64

Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c).65

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”). There exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor a first-tier affiliate of the Fund or Trust under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that, with respect to Affiliated

[63]	With respect to these in-kind transactions, Applicants are seeking relief for Funds that are affiliated persons or second tier affiliates of an Acquiring Fund solely by virtue of one or more of the reasons described. The Applicants believe that an Acquiring Fund generally will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund. Nonetheless, an Acquiring Fund could seek to transact in Creation Units directly with a Fund pursuant to the Section 17(a) relief requested.

[64]	An AP Representative does not require relief from Sections 17(a)(1) and (a)(2) because the AP Representative will be acting only on an agency basis on behalf of Authorized Participants.

[65]	The Commission, under Section 6(c) of the Act, has exempted a series of transactions that otherwise would be prohibited by Section 17(a). See Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

Funds, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of such Affiliated Fund, resulting in that investor being deemed to be a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Creation Basket with a Fund in return for a Creation Unit (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption with a Fund. Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.66

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers.

Absent the unusual circumstances discussed previously in the Application, the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchases and redemptions, respectively, and will correspond pro rata to the Fund’s portfolio Instruments, as described above. Deposit Instruments and Redemption securities will be valued in the same manner as those portfolio securities currently held by the relevant Fund, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner and on the same terms for all, regardless of the identity of the purchaser or redeemer.

Any consideration paid by the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the Fund’s policies and procedures.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing portfolio securities held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing portfolio

[66]	An AP Representative does not require relief from Sections 17(a)(1) and (a)(2) because the AP Representative will be acting only on an agency basis on behalf of the Authorized Participants and will not be engaging in trades with a Fund in a principal capacity.

securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

Further, the proposed transactions directly between a Fund and an Acquiring Fund will be consistent with the policies of the Fund and Acquiring Fund. The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement. The Acquiring Fund Agreement (defined below) will require any Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.	SECTION 12(d)(1) OF THE ACT

Applicants respectfully request, pursuant to Section 12(d)(1)(J) of the Act, an exemption from Section 12(d)(1)(A) of the Act to permit the Acquiring Funds to acquire Shares of the Funds beyond the limits set forth in Section 12(d)(1)(A). Pursuant to Section 12(d)(1)(J), Applicants also request an exemption from Section 12(d)(1)(B) to permit the Funds, the Distributor and Brokers to sell Shares of the Funds to Acquiring Funds beyond the limits set forth in Section 12(d)(1)(B).

As discussed above, the Acquiring Funds are registered management investment companies and UITs. Each Acquiring Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring Fund Adviser”) and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act (“Acquiring Fund Sub-Adviser”). Any Acquiring Fund Adviser will be registered as an investment adviser under the Advisers Act. An Acquiring Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act or not subject to such registration. No Acquiring Fund Adviser or sponsor of an Acquiring Trust (“Sponsor”) will control, be controlled by or under common control with the Adviser. No Acquiring Fund will be in the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds. Pursuant to the terms and conditions of this Application and the requested Order, if granted, each Acquiring Fund will enter into a written Acquiring Fund Agreement with the relevant Fund(s), as discussed below.

In order to ensure that the Acquiring Funds understand and will comply with the terms and conditions of the requested Order, Applicants propose that any Acquiring Fund intending to invest in a Fund in reliance on such Order will be required to enter into a written agreement with the Fund (“Acquiring Fund Agreement”) (see Section VI, Condition 18 below). The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the requested Order. The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order requested herein only to invest in a Fund and not in any other investment company. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order and to fully comply with the provisions of the Act and the rules and regulations promulgated thereunder and with Financial Industry Regulatory Authority (“FINRA”) Rule 2341 pertaining to funds of funds (see Section VI, Condition 20 below).67

In addition, Applicants propose that the requested 12(d)(1) Relief be conditioned upon certain additional requirements, as described below. Any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group, in the aggregate, will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VI, Condition 10, below). Any member of an Acquiring Fund’s Sub-Advisory Group (as defined below) individually or the Acquiring Fund’s Sub-Advisory Group, in the aggregate, will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VI, Condition 10, below). An Acquiring Fund or Acquiring Fund Affiliate will not cause any existing or potential investment in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate68 and the Fund or a Fund Affiliate69 (see Section VI, Condition 11 below). Each Acquiring Management Company’s board of directors or trustees, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and Acquiring Fund Sub-Adviser(s) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Fund or a Fund Affiliate in connection with any services or transactions (see Section VI, Condition 12, below). No Acquiring Fund or Acquiring Fund Affiliate will cause a Fund to purchase a security from an Affiliated Underwriting70 (see Section VI Condition 15, below).

[67]	Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited by Section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

[68]	An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Adviser, Acquiring Fund Sub-Adviser(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

[69]	A “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

[70]	An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-Adviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-Adviser, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

Finally, no Fund will acquire securities of any investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act (see Section VI, Condition 21, below), except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. A Fund may choose to reject any direct purchase of Creation Units by an Acquiring Fund. A Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute an Acquiring Fund Agreement with an Acquiring Fund.

1.	Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. The Applicants request relief to permit Acquiring Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Acquiring Funds in excess of the limits in Section 12(d)(1) (B) of the Act. Section 12(d)(1)(J) of the Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

2.	Exemption under Section 12(d)(1)(J)

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.

Applicants submit that the proposed conditions to the 12(d)(1) Relief requested in this Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.

3.	Concerns Underlying Section 12(d)(1)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) to prevent one investment company from buying control of another investment company.71 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.72 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”73

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).74 The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).75 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (iii) “largely illusory” diversification benefits; and (iv) unnecessary complexity.

Applicants submit that their proposed conditions (set forth below) address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding

[71]	House Hearing, 76th Cong., 3d Sess., at 113 (1940).

[72]	“Hearing on S. 3580 Before the Subcomm. Of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).”

[73]	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[74]	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

[75]	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311–324 (1966).

the potential for undue influence. For example, Condition 11 limits the ability of an Acquiring Fund’s Advisory Group or an Acquiring Fund’s Sub-Advisory Group to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

the Acquiring Fund Adviser, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Adviser, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor.

Also, for purposes of this Application, an “Acquiring Fund’s Sub-Advisory Group” is defined as:

any Acquiring Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Acquiring Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-Adviser or any person controlling, controlled by or under common control with the Acquiring Fund Sub-Adviser.

In addition, Conditions 12 and 14 prohibit Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate. Further, Conditions 12, 13, 14, 15, 16, and 17 are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over a Fund and Fund Affiliates. With respect to concern regarding layering of fees and expenses, Applicant proposes several conditions. Applicants have designed Condition 19 of the requested Order to prevent unnecessary duplication or layering of sales charges and other costs. Also, Applicants propose Condition 20 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in FINRA Rule 2341.

With respect to the potential for duplicative advisory fees, Applicants note that Acquiring Trusts will not pay any advisory fees. Accordingly, there will be no potential for duplicative advisory fees. With respect to Acquiring Management Companies, Applicants note the board of directors or trustees, including a majority of the Independent Trustees, of any Acquiring Management Company, pursuant to Condition 19, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.

Further, Applicants propose that no Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Acquiring Funds should be the same.

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B).

E.	DISCUSSION OF PRECEDENT

The Applicants’ requested relief with respect to Sections 2(a)(32) and 5(a)(1) is similar to the exemptive relief obtained by previous Applicants.76 Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the Exchange trading of Shares at prices determined by market forces) is similar to the exemptive relief obtained by previous Applicants.77 Applicants’ requested relief with respect to Sections 17(a) and 17(b) is similar to the exemptive relief obtained by prior Applicants with respect to the transactions between funds and their affiliated persons with respect to actively-managed ETFs.78

Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the Exchange trading of Shares at prices determined by market forces) is similar to the exemptive relief obtained by previous Applicants.79 Applicants’ requested relief with respect to Sections 17(a) and 17(b) is similar to the exemptive relief obtained by prior Applicants with respect to the transactions between funds and their affiliated persons with respect to actively-

[76]	See, e.g., Destra Order, Nationwide Order, Little Harbor Order, supra note 2.

[77]	See, e.g., Destra Order, Nationwide Order, Little Harbor Order, supra note 2.

[78]	See, e.g., Destra Order, Nationwide Order, Little Harbor Order, supra note 2.

[79]	See, e.g., Destra Order, Nationwide Order, Little Harbor Order, supra note 2.

managed ETFs.80 Applicants’ requested relief with respect to Sections 12(d)(1)(A) and (B) and Section 17(a) is similar to the exemptive relief obtained by previous Applicants.81

The relief is similar to the recent relief granted by the Actively-Managed ETF Orders,82 except that the Funds will not publicly disclose their holdings and trading activity, except in accordance with normal disclosure requirements otherwise Applicable to open-end investment companies registered under the Act.83 While the Funds will not disclose their portfolios on a daily basis, the value of each Fund will be transparent through the dissemination of the VIIV. Applicants do not believe that the Funds raise any significant new regulatory issues or that the lack of portfolio disclosure will in any way make the Fund more susceptible to manipulation for the benefit of one group over another. Rather, Applicants believe that eliminating daily portfolio disclosure avoids the risks of “front running” and “free riding” to which actively-managed funds that disclose their holdings may be subject.

In addition, since Creation Units will be created solely by the deposit of securities comprising a pro rata slice of a Fund’s portfolio and will typically be redeemed by distributing securities of the Fund’s portfolio to a Confidential Account that will liquidate the redemption securities in accordance with instructions from the Authorized Participant redeeming Shares, neither the Adviser nor the Sub-Adviser will be able to cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent Applicable restrictions under the Act.

In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, substantially similar to that requested herein, to index-based and actively-managed ETFs, is equally Applicable to the Funds.

VI.	CONDITIONS OF THIS APPLICATION

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	ETF RELIEF

1.	As long as a Fund operates in reliance on the requested Order, the Shares of such Fund will be listed on an Exchange.

2.	Neither a Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and

[80]	See, e.g., Destra Order, Nationwide Order, Little Harbor Order, supra note 2.

[81]	See, e.g., Destra Order, Nationwide Order, Little Harbor Order, supra note 2.

[82]	See, e.g., Destra Order, Nationwide Order, Little Harbor Order, supra note 2.

[83]	See, e.g., Destra Order, Nationwide Order, Little Harbor Order, supra note 2.

that owners of Shares may acquire Shares from the Fund and tender Shares for redemption to the Fund in Creation Units only.

3.	The website for the Trust, which will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior business day’s NAV and market closing price or Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.	No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.

5.	On each Business day the VIIV for a Fund on a per-Share basis will be provided to the market in one second intervals during regular trading hours.

6.	Each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, all written agreements (or copies thereof) between (i) the Fund and each AP Representative related to the AP Representative’s role as such and (ii) an Authorized Participant and the Fund or one of its service providers that allows the Authorized Participant to place orders for the purchase or redemption of Creation Units.

7.	Each Fund will provide Commission staff with periodic reports on a confidential basis containing such information as the Commission staff may request.

8.	Each Fund and each person acting on behalf of a Fund will comply with and agree to be subject to the requirements of Regulation Fair Disclosure.

9.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed funds that create and redeem their Shares exclusively through an AP Representative or similar agent without daily public basket or portfolio disclosure.

B.	SECTION 12(d)(1) RELIEF

10.	The members of the Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of the Acquiring Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, an Acquiring Fund’s Advisory

Group or the Acquiring Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Acquiring Fund’s Sub-Advisory Group with respect to a Fund for which the Acquiring Fund Sub-Adviser or a person controlling, controlled by or under common control with the Acquiring Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

11.	No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or Acquiring Fund Affiliate and the Fund or Fund Affiliate.

12.	The board of directors or trustees of an Acquiring Management Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and any Acquiring Fund Sub-Adviser is conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

13.	Once an investment by an Acquiring Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the Independent Trustees, will determine that any consideration paid by a Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its Adviser, or any person controlling, controlled by or under common control with such Adviser.

14.	An Acquiring Fund Adviser, or a trustee or Sponsor of an Acquiring Trust, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including any fees received pursuant to any plan adopted by a Fund pursuant to Rule 12b-1 under the Act) received from a Fund by the Acquiring Fund Adviser, or trustee or Sponsor of an Acquiring Trust, or an affiliated person of the Acquiring Fund Adviser, or trustee or Sponsor of the Acquiring Trust, other than any advisory fees paid to the Acquiring Fund Adviser, or trustee or

Sponsor of an Acquiring Trust, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Sub-Adviser will waive fees otherwise payable to the Acquiring Fund Sub-Adviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Sub-Adviser, or an affiliated person of the Acquiring Fund Sub-Adviser, other than any advisory fees paid to the Acquiring Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Adviser. In the event that the Acquiring Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

15.	No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

16.	The Board of a Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in a Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

17.	Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in

Affiliated Underwritings once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

18.	Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Acquiring Fund will execute an Acquiring Fund Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

19.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the Independent Trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

20.	Any sales charges (other than customary brokerage fees) and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

21.	No Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent a Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund to acquire securities of one or more investment companies for short-term cash management purposes.

VII.	Names and Addresses

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to and copied to the persons listed on the cover page of the Application.

VIII.	AUTHORIZATIONS AND SIGNATURES

AUTHORIZATION

PRECIDIAN ETFs TRUST

In accordance with Rule 0-2(c) under the Act, Mark Criscitello, in his capacity as Chairman of the Precidian ETFs Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as Chairman of the Trust and pursuant to the following resolutions adopted by the Trustees of the Trust on October 20, 2011:

RESOLVED, that the Chairman be, and he hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an Application for an order of the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, that grants pursuant to Sections 6(c) and 17(b) of the Act an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and that grants pursuant to Section 12(d)(1)(J) of the Act an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED, that the Chairman and his designees be, and they hereby are, authorized to prepare and file response letters to respond to comments of the SEC (whether oral or written) on the Application with the SEC, and take any and all other actions relating to the registration of the Trust and shares of the Trust under the Act and the Securities Act of 1933, as amended (the “Securities Act”).

RESOLVED, that any and all actions heretofore taken by the Chairman and his designees relating to the Application be, and each hereby is, ratified, confirmed and approved in all respects.

RESOLVED, that the Chairman and his designees be, and each of them hereby is, authorized to take all such actions and to execute all such documents as they may deem necessary or desirable to obtain the approval of the SEC’s Division of Investment Management of the Application.

Precidian ETFs Trust

By:	/s/ Mark Criscitello
Name: Mark Criscitello
Title: Chairman

Dated: May 29, 2018

AUTHORIZATION

PRECIDIAN ETF TRUST II

In accordance with Rule 0-2(c) under the Act, Daniel J. McCabe, in his capacity as Sole Initial Trustee of the Precidian ETF Trust II (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as Sole Initial Trustee of the Trust and pursuant to the following resolutions adopted by the Sole Initial Trustee of the Trust on March 27, 2017:

VOTED:	That each of the officers of the Trust be, and they hereby are, authorized to execute and file with the SEC on behalf of the Trust any applications for exemptive relief as one or more officers of the Trust, with advice of counsel, deem necessary or appropriate, including any amendments thereto, to permit series of the Trust to operate as exchange traded funds and to be held by other investment companies in amounts beyond the limits of Section 12(d)(l) of the Act.

VOTED:	That the proper officers of the Trust, or their designees be, and hereby are, authorized and directed to do any and all such lawful acts as may be necessary or appropriate to perform, carry out and effect the foregoing resolutions and to otherwise comply with the laws and rules of the United States government, its individual states or jurisdictions, or any administrative body.

Precidian ETF Trust II

By:	/s/ Daniel J. McCabe
Name: Daniel J. McCabe
Title: Sole Initial Trustee

Dated: May 29, 2018

AUTHORIZATION

PRECIDIAN FUNDS LLC

In accordance with Rule 0-2(c) under the Act, Mark Criscitello states that all actions necessary to authorize the execution and filing of this Application by Precidian Funds LLC have been taken, and that as a Principal of Precidian Investments LLC, the sole member thereof, he is authorized to execute and file the same on behalf of Precidian Funds LLC and all actions necessary to execute and file such instrument have been taken. Mark Criscitello further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian Funds LLC

By:	Precidian Investments LLC
Sole Member

By:	/s/ Mark Criscitello
Name: Mark Criscitello
Title: Principal

Dated: May 29, 2018

AUTHORIZATION

FORESIDE FUND SERVICES, LLC

In accordance with Rule 0-2(c) under the Act, Mark Fairbanks states that all actions necessary to authorize the execution and filing of this Application by Foreside Fund Services, LLC have been taken, and that as Vice President of Foreside Fund Services, LLC he is authorized to execute and file the same on behalf of Foreside Fund Services, LLC and all actions necessary to execute and file such instrument have been taken. Mark Fairbanks further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Name: Mark Fairbanks
Title: Vice President

Dated: May 29, 2018

Exhibit A

VERIFICATION

PRECIDIAN ETFS TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian ETFs Trust, that he is the Chairman of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian ETFs Trust

By:	/s/ Mark Criscitello
Name: Mark Criscitello
Title: Chairman

Dated: May 29, 2018

VERIFICATION

PRECIDIAN ETF TRUST II

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian ETF Trust II, that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian ETF Trust II

By:	/s/ Daniel J. McCabe
Name: Daniel J. McCabe
Title: President

Dated: May 29, 2018

VERIFICATION

PRECIDIAN FUNDS LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian Funds LLC, that he is a Principal of Precidian Investments LLC, the sole member thereof, and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian Funds LLC

By:	Precidian Investments LLC
Sole Member

By:	/s/ Mark Criscitello
Name: Mark Criscitello
Title: Principal

Dated: May 29, 2018

VERIFICATION

FORESIDE FUND SERVICES, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Foreside Fund Services, LLC, that he is Vice President of Foreside Fund Services, LLC and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Name: Mark Fairbanks
Title: Vice President

Dated: May 29, 2018

Exhibit B

Initial Funds

Royce Pennsylvania ETF

The fund seeks to provide long-term growth of capital. The fund will invest primarily in listed equity securities of small-cap companies with stock market capitalizations up to $3 billion that the fund’s investment sub-adviser believes are trading below its estimate of their current worth.

Royce Premier ETF

The fund seeks to provide long-term growth of capital. The fund will invest in a limited number (generally less than 100) of equity securities of primarily small-cap companies with stock market capitalizations from $1 billion to $3 billion at the time of investment. The fund’s investment sub-adviser, looks for companies that it considers “premier” — those that it believes are trading below its estimate of their current worth that also have excellent business strengths, strong balance sheets and/or improved prospects for growth, the potential for improvement in cash flow levels and internal rates of return, and franchise sustainability.

Royce Total Return ETF

The fund seeks to provide long-term growth of capital and current income. The fund will invest primarily in dividend-paying US listed securities of small-cap companies with stock market capitalizations up to $3 billion that the fund’s investment sub-adviser believes are trading below its estimate of their current worth.

ClearBridge Appreciation ETF

The fund seeks to provide long-term appreciation of shareholders’ capital. The fund invests primarily in equity securities of U.S. companies. The fund typically invests in medium and large capitalization companies, but may also invest in small capitalization companies.

ClearBridge Large Cap ETF

The fund seeks long-term capital appreciation. The Fund seeks to achieve its objective by taking positions in equity securities or groups of equities that the portfolio managers believe will provide long term capital appreciation. The Fund normally invests at least 80% of its net assets in stocks included in the Russell 1000 Index and exchange traded funds (“ETFs”) that primarily invest in stocks in the Russell 1000 Index.

ClearBridge Mid Cap Growth ETF

The fund seeks long-term growth of capital. Under normal circumstances, the fund invests at least 80% of its net assets in the equity securities of medium capitalization companies.

ClearBridge Select ETF

The fund seeks to provide long-term growth of capital. The fund seeks to achieve its investment objective by taking an unconstrained approach to investing in equity securities. Under normal circumstances, the fund invests primarily in U.S. listed, publicly traded equity securities of U.S. companies. The fund may invest in securities of issuers of any market capitalization.

ClearBridge All Cap Value ETF

The fund seeks long-term capital growth. Current income is a secondary consideration. The fund invests primarily in common stocks of companies the portfolio managers believe are undervalued in the marketplace. While the portfolio managers select investments primarily for their capital appreciation potential, secondary consideration is given to a company’s dividend record and the potential for an improved dividend return. The fund invests in securities of large, well-known companies, but may also invest a significant portion of its assets in securities of small to medium capitalization companies when the portfolio managers believe smaller capitalization companies offer more attractive value opportunities. The fund may invest up to 25% of its net assets in equity securities of foreign issuers through depositary receipts.

Exhibit C

Precidian’s Proposed ETF and the Possibility of Reverse Engineering

Prepared by

Ricky Alyn Cooper, PhD (rcooper3@iit.edu)

IIT-Stuart School of Business

Chicago, IL

Education:

Ph.D., Vanderbilt University, Finance

M.B.A., Vanderbilt University, Finance

B.S., University of Chicago, Mathematics (with General Honors)

Biography:

Ricky “Rick” Cooper is Assistant Professor of Finance at IIT Stuart School of Business. Throughout his academic career, Dr. Cooper has taught all aspects of financial theory, investments, and corporate finance at Wayne State University, Harvard University, and Vanderbilt University.

Dr. Cooper began his professional career with State Street Global Advisors in Boston, MA, where he quickly rose from Active International Portfolio Manager, to co-founder of the Enhanced Index Group, to co-founder and Associate Director of the Advanced Research Center.

He then returned to his hometown of Chicago, where he worked as Senior Partner and Director of Analytics for Harris Investment Management. In this role, he modernized the analytic systems, and led the revamping of the models with a commensurate uptick in investment performance. Dr. Cooper also spent several years as Owner and Chief Investment Officer of his own firm. He currently serves as a research consultant and Director of Risk Management for Xambala, Inc.’s proprietary high frequency trading systems.

Dr. Cooper’s research has been published in The Journal of Futures Markets, The Financial Analyst’s Journal, The Journal of Financial Economics, and several other books and journals. Dr. Cooper has been a speaker at numerous conferences, and has been quoted in both the Wall Street Journal and Crain’s Chicago Business.

Affiliated Programs:

M.S. in Finance

Ph.D. in Management Science

Research Interests:

High Frequency Trading

High Frequency Finance

Precidian’s Proposed ETF and the Possibility of Reverse Engineering

July 2015

Prepared by

Ricky Alyn Cooper, PhD (rcooper3@iit.edu)

IIT-Stuart School of Business

Chicago, IL

Purpose and Scope of this Research

The overall purpose of this research is to determine the ease or difficulty a person would encounter in attempting to reverse engineer the portfolio weights of the proposed Precidian actively managed exchange traded fund. This research consisted of:

1) Modeling the essential elements of the proposed Precidian ETF construction methodology;

2) Using this modeled construction methodology, and relevant statistical techniques, determine if the previous night’s closing portfolio weights could be reconstructed (these are weights on which the intra-day quotes are based);

3) Using this modeled construction methodology, and relevant statistical techniques, determine if the time series of estimated portfolio weights could be used to forecast future changes in the weights.

This research did not attempt to model the effect of active trading on the predictability of returns. Also, this research used 1 second bar data. This means that the pricing information of all assets were synchronous, based on the last trade or quote within a second, as constructed from historical data. The real time quotes being released would be based on data sampled from within a second and would necessarily have asynchronous quotes. This source of noise would cause an unknown effect in size, but in direction certainly would make the discovery of the reverse engineering process more difficult.

Finally, this research also assumed that changes in the attractiveness rankings of stocks were not predictable. That is, we assumed that the “alpha model” of the active manager is unknown to the outside world.

Summary of the Results

The major findings of this research were as follows:

1) The system of price quotation proposed by Precidian does not allow one to successfully recover the previous night’s weights from the time series of quotes and asset prices;

2) The lesser reason for the previous result are that Precidian will quote the ETF price using the mid-spread of the top of book bid and ask for each constituent security each second, as opposed to the last traded price;

3) The greater reason for the previous result is that Precidian is scaling the price of the ETF to an initial value of $20. This scaling dampens price volatility of the ETF and makes statistical techniques less effective at reverse engineering the constituents;

4) The changes in the portfolio weights from day to day may not be forecasted accurately for realistic portfolio construction techniques, making knowledge of the next day’s target weights unobtainable;

5) The previous result is a function of the fact that given Precidian plans to use a proprietary model to change its portfolio holdings, meaning changes in holdings will appear random.

6) Additionally, the noise in the time series of forecasted weights is such that small predictabilities in the changes in portfolio weights are not discernible in the final series of estimated weights.

The conclusion drawn from these findings is that it is not possible to ascertain with any degree of accuracy the previous day’s portfolio weights, nor is it likely that anyone will, with any great accuracy, be able to ascertain the changes in portfolio weights being executed by the portfolio manager.

Facts about Precidian ETF Modeled , Data Employed, and Methods Used

The Precidian ETF being considered is an actively managed ETF, with a proprietary stock selection system, and a non-algorithmic, opportunistic trading system. The ETF will offer pricing once per second, based on the previous night’s portfolio weights, and the mid-spread price of each of its constituent securities. The price will be scaled to equal $20 at the beginning of trading. The ETF will divulge its actual holdings once per quarter with a delay of approximately two months.

In constructing this test certain simplifying assumptions were made to model the facts stated above. These assumptions are designed to make the experiment tractable, but also made in such a way that any bias in the test should be towards discovery of the underlying ETF portfolio. The following paragraphs document the specifics of the data and methods employed.

The universe of stocks from which the portfolio is chosen was fixed as being from the NASDAQ-100 universe as currently composed, this universe is smaller than any currently envisioned universe for the proposed ETF. Specifically the data analyzed consisted of 1-second spaced observations, from 9:30:01 to 16:00:00 for each of the 100 stocks of the current active top of book bid price, top of book ask price, and last traded price. This data was analyzed for 44 trading days from 05/01/2014 to 07/02/2014. Mid-spread prices were created for each security using the formula msp=(Bid price + Ask price)/2.

In order to construct portfolios a fake attractiveness, or “alpha”, score was created for each stock each day. The alpha score was constructed to guarantee a certain correlation between the score of one day and the next. This construction guaranteed a certain level of continuity among the portfolio weights from one day to the next. Specifically, each day’s stock forecast was generated using the formula where rho is the desired level of daily auto-correlation and N(0,1) is a random variable. The first day’s forecast was simply 100% of N(0,1). To test various scenarios alpha forecasts were created for six different correlations— 0.8, 0.85, 0.90, 0.95, 0.99, and 0.999. The random noise takes as given that the alpha process is unknowable to the outside observer at face value. This research did not attempt to model the actual alpha process and Precidian did not reveal any details of it in conjunction with this research project.

The portfolio construction methodology was to simply hold the top 40 stocks at an equal weight of 2.5% each day and the other 60 at 0%. The discovery techniques were not given this information, since the number of actual assets held will vary through time. In practice, however the simple structure of this construction was likely easier to discover than the actual portfolios in a live ETF. Trading was not modeled. Since, the reported portfolio weight is based on the previous night’s closing weight, the modeling of trading was not required. However, leaving out opportunistic trading also skewed the results towards discovery of predictability in the pattern of weights.

Statistics and Results

Table 1 gives turnover of each of the six alpha processes studied. All tests were run on all of the alpha models, though all results are only presented where turnover played a role in the analysis. Only alphas 5 and 6 represent realistic turnover numbers, though the others will be useful for illustrating a later result.

Table 1

Daily Turnover Implied by the Six Portfolio Alphas

	Alpha 1	Alpha 2	Alpha 3	Alpha 4	Alpha 5	Alpha 6
correlation	0.8	0.85	0.9	0.95	0.99	0.999
Turnover	0.28	0.22	0.18	0.12	0.06	0.01

The first battery of tests involved using restricted least squares estimation. In order to test the role of Precidian’s method of reporting ETF prices in determining the ease of reverse engineering the underlying portfolio, Table 2 reports three different experiments and a naïve control. In the first test the dependent variable is the one second ETF price calculated as the portfolio weighted sum of the last traded price of each of the stocks. The independent variables are the last traded price of each of the 100 stocks. The regressions are run daily and the coefficients are restricted to be between 0 and .1, as well as to sum to 1 across all securities. The number ..1 was chosen as an upper bound since it was considered safe to assume there would be some diversification in the portfolio. The accuracy of the regression is reported using the square root of the mean square error in the weights averaged across the 44 days. That is, the reported statistic is:

where w-hat is the restricted least squares parameter estimate of stock i for day t and w-p is the effective portfolio weight for the day. The results were the same regardless of alpha model chosen, since the results do not depend on portfolio changes or turnover. However, these specific numbers are reported for the fifth alpha model.

Notice that in this first case the error is extremely low, meaning that with complete price information and high decimal precision, the ETF constituent weights are easy to reproduce.

Table 2

Average Errors of the Potfolio Weights

Least squares regressions on 44 days of pricing, weights restiructed between 0 and .1

Erorrs reported based on estimated obtained at end of day

Test	Ave. Error	Max. Error
I. Unrounded ETF price reported based on last traded price of stocks	0.0000	0.0000
II. Rounded ETF price reported based on mid-spread prices of stocks	0.0012	0.0188
III. Scaled ($20) and Round ETF price reported based on mid-spread prices of stock	0.0104	0.0764
IV. Control— Naïve equal weighted index	0.0122	0.0150

The second regression test uses mid-spread prices to report the ETF prices, but still does not scale the ETF price. The price reported for the ETF is the portfolio weighted mid-spread price of the underlying stocks. Also, the final ETF price is rounded to the nearest penny. The independent variables are switched to the unrounded mid-spread price of the stocks to maximize the chance of the regression finding the correct answers. As the table shows, the results are worse than in the first case, but not terrible. The square root of mean square error of .0012 is about 12% of the magnitude of the average portfolio weight (.01). A 12% error is not a great amount, though it makes building a replicating portfolio difficult without more information.

The reason for this result is two-fold. Primarily, mid-spread prices do not convey as much information as last traded prices. Last traded prices bounce from bid to ask and these bounces correlate with small changes in the price of the ETF. However, the mid-spread prices do not bounce this way. Furthermore, any change in price of the ETF is now rounded so that any change less than half a penny goes unnoticed.

The third regression test is like the second except ETF price is scaled to begin the day at $20. This scaling greatly diminishes the precision of the regression. For example, the actual unscaled ETF price is approximately $100. This means a five cent move must occur in the unscaled ETF price to create a one cent move in the scaled price. When combined with rounding to the nearest penny this make reverse engineering very difficult. This is confirmed as the square root of mean square error is .0104. This is an average error of 100% of the average weight. Moreover, the maximum error found is an extremely large value of .0764.

This result is comparable to the error of a naïve tracking portfolio. For the purposes of this experiment an appropriate naïve tracking portfolio is the equal weighted NASDAQ-100 portfolio for which it is easily derived analytically the square root of mean square error in the weights is .0122. This implies that reverse engineering is likely to achieve the same success by the end of the day as a naïve index tracking strategy would achieve. Or, put another way, the naïve portfolio has as much information at the start of the day as the reversed engineered portfolio does at the end.

One caution is that some attention must be paid to the scaling of the ETF. The information dampening effect described above is tied to the average price of the underlying holdings versus the reported price of the ETF. A universe of stocks with a much lower average price than the NASDAQ-100 should have the EFT scaled to a lower price. This is not really an issue with most large capitalization US indices, especially given the other sources of noise inherent in the price reporting process, but it is a point to keep in mind if the ETF expands into many different universes.

Bayesian Analysis on the Data

Some consideration was given to applying a Bayesian regression methodology on this data set, and indeed a Bayesian, independent normal gamma regression using Gibb’s sampling was run on several days with the result that the estimation did not improve. This is not unexpected because for the NASDAQ-100 universe the number of seconds per day creates a data matrix with enough degrees of freedom that the data overwhelms any prior of less than 100% certainty (which of course means one is ignoring the data because he or she already knows the answer). In fact, feeding the true portfolio weights at the beginning of the day as a prior to the Bayesian regression (with an estimated prior variance of only 0.0001) did not substantially help the estimation error obtained in the scaled ETF regression. This is because the error is inherently “cooked into” every quote provided. The inherent imprecision in the data creates uncertainty that overwhelms even a perfect Bayesian prior. The way to think about this result is that the reporting mechanism for prices in of the ETF makes it impossible to confirm statistically any intuition one has about the portfolio weights.

Time Series Properties of the Weight Estimates

The purpose of this section is to investigate the role of the ETF reporting mechanism in masking any auto-correlation in the portfolio changes. Given the nature of the portfolio construction used in this investigation one would expect there to be negative auto-correlation in the portfolio weights. Since the possible portfolio weights are only 2.5% or 0%, there is a non-zero probability of the weights reverting to their other possible value but no chance of the weight continuing upwards or downwards. That is, the simple portfolio weighting scheme built for this paper has negative autocorrelation similar to the bid-ask bounce in stock prices. There is no reason to expect a real portfolio construction to have auto-correlation but the purpose of this section is to examine to what extent the fuzzy estimation of portfolio weights presented in the last section would, or would not, mask the actual auto-correlation in weights of the portfolios.

Table 3 presents statistics for the five portfolios constructed for this test. The table reports the number of stocks out of 100 that had significant auto-correlations (at 5%) in weight changes for the 44 days tested, and the number of parameter estimates that had significant auto-correlations for the day tested. The first conclusion is that the number of stocks with significant auto-correlation decreases as turnover decreases. This is because, given the construction method of this paper, the more random fluctuation allowed in the alpha model, the more bouncing between 0% and 2.5% there will be in the portfolio. Only, the last alpha models have realistic turnover in them. For Alpha 6, even with the stylized portfolio construction, only 12 stocks out of 100 have significant auto-correlation.

Table 3

Number, out of 100 of Stocks with Significant Auto-correlation in Portfolio Weight Changes

Results computed for 44-days, six different alpha models, significance at 5%

	Alpha 1	Alpha 2	Alpha 3	Alpha 4	Alpha 5	Alpha 6
actual weights	55	44	37	35	22	12
estimated weights	27	28	22	19	14	6

However, the real focus of this table is the decline in significance in the number of stocks with significant auto-correlation in the weights when the parameter estimates are used. At every level of turnover the amount of significance in auto-correlated stocks diminishes tremendously. The effect is strong enough that, for the lowest turnover alpha model (Alpha 6), even with this portfolio construction methodology there would not appear to be a more than random number of significantly auto-correlated stocks (at 5% significance level one could expect up to 10 stocks to have statistical significance, without there actually being any significant auto-correlation).

The conclusion is that the fuzziness of the portfolio weight estimation will mask any small level of auto-correlation in weights that the portfolio construction might induce. The effect appears to be strong enough that any likely real world construction system will have random appearing time series properties in its portfolio weights.

Conclusion

This research studied the Precidian ETF construction methodology using a small universe of securities, a stylized portfolio construction and the price quote methodology they propose. The primary result is that given three components of their proposed reporting methodology—mid-spread pricing, rounding to the nearest penny, and scaling the price to $20 at the start—the underlying portfolio weights are not recoverable with any great degree of accuracy. The main driver of this result is the scaling.

The other result of this research is that it is highly unlikely that anyone will discern any pattern in the time series of portfolio weight changes for any likely real world portfolio construction because the fuzziness in the daily weight estimation masks all but very large auto-correlated weight changes.

The summary conclusion is that it seems rather unlikely that the Precidian ETF construction methodology will result in a product that can be reverse engineered for purposes of front running, or that can be tracked with an engineered portfolio better than a simple naïve index portfolio can track.

Exhibit D

The Economics of Actively Managed Exchange Traded Funds that Utilize Blind Trusts

Prepared by:

Craig M. Lewis, CPA

Madison S. Wigginton Professor of Finance

Owen Graduate School of Management

Vanderbilt University

Subject Area(s): Finance

In May 2011, U.S. Securities and Exchange Commission chairman Mary Schapiro named Professor Lewis Chief Economist and Director of the SEC’s Division of Economic and Risk Analysis. During his three years at the SEC, Lewis led efforts to bolster the role of economic analysis in the financial regulatory process, particularly with implementation of the landmark Dodd-Frank financial reform law. He returned to Vanderbilt at the beginning of the 2014 academic year.

Professor Lewis’ interests include corporate financial policy and asset pricing. Most recently, he has employed textual analysis of qualitative factors in corporate disclosures to detect potential fraud. Earlier work included topics such as convertible debt financing, corporate capital formation, forecasting stock market volatility, and herding by equity analysts.

A frequent speaker and guest lecturer, Lewis primarily teaches corporate finance. He is a two-time recipient of the James A. Webb Award for Excellence in Teaching (1991, 2000), Outstanding EMBA Professor (1991), and the Dean’s Award for Teaching Excellence (1992, 1999). Professor Lewis is also a Certified Public Accountant and worked for Arthur Young & Company prior to completing his advanced degrees and joining the Owen faculty in 1986.

Education:

B.S., Accounting, The Ohio State University, 1978

M.S., Finance, University of Wisconsin, 1982

Ph.D., Finance, University of Wisconsin, 1986

The Economics of Actively Managed Exchange Traded Funds that Utilize Blind Trusts

By Craig M. Lewis, Owen Graduate School of Management,

Vanderbilt University, Nashville, TN 372031

Most exchange-traded funds (ETFs) seek to track third-party indices, such as the S&P 500 index, and are, in effect, fully transparent. There are, however, two classes of non-index-based, actively managed exchange-traded products that have received SEC approval. These products provide either daily portfolio transparency2 or function much like a traditional mutual fund.3 By contrast, an ETF design that employs a blind trust structure and associated trusted agents has failed to receive regulatory approval. The primary concerns expressed by the SEC are that there is insufficient transparency to accommodate arbitrage trading and, somewhat paradoxically, that the underlying portfolio could be reverse engineered, which could allow investors to front run the trades of the ETF portfolio manager.

This White Paper evaluates whether an actively managed ETF that employs a blind trust (BT) structure and associated trusted agents is capable of enhancing price efficiency by facilitating arbitrage between share price and the underlying net asset value (NAV) while simultaneously protecting the underlying proprietary trading model.4 The blind trust arrangement has three important design features: 1) it preserves portfolio confidentiality by intermediating the creation and redemption process between the fund and its authorized participants, 2) market makers have the same opportunities to arbitrage discrepancies between share price and the underlying NAV as if it were a fully transparent ETF, and 3) verified indicative values (VIIV) based on mid-point pricing will be disclosed at one-second intervals.

The remainder of this paper is organized as follows. Sections 1 and 2 describe the structure and function of traditional ETFs. Section 3 describes the existing actively managed exchange-traded products that have received SEC approval. Section 4 introduces the blind trust mechanism as an alternative approach for structuring actively managed ETFs. The

[1]	Craig Lewis is the Madison S. Wigginton Professor of Finance at the Owen Graduate School of Management. He gratefully acknowledges the financial support of Precidian Funds.

[2]	See, e.g., PowerShares Capital Management LLC, et al., Notice of Application, Securities and Exchange Commission Investment Company Act Release No. 28140; 812-13386 (February. 1, 2008).

[3]	The SEC recently approved an application of a non-transparent exchanged traded product by Eaton Vance that also relies on transacting at end of day NAV. See Eaton Vance Management, et al., Notice of Application, Securities and Exchange Commission Investment Company Act Release No. 31333; 812-14139 (November 6, 2014).

[4]	See Precidian ETFs Trust, et al., Notice of Application, Securities and Exchange Commission Investment Company Act Release No. 31300; 812-14116, October 21, 2014.

possibility of reverse engineering the underlying portfolio is formally analyzed in Section 5. Section 6 offers conclusions.

1. The Traditional ETF

An ETF is a pooled investment vehicle that has many of the same features as a standard mutual fund. These include: the ability to hold well-diversified portfolios across different asset classes, access to professional portfolio management, and cost efficiency.

There are a number of additional factors that differentiate ETFs from mutual funds. One of the most important is that by allowing ETFs to trade on organized exchanges, investors may purchase and sell positions intraday. By contrast, mutual fund transactions are settled at the end of day net asset value per share (“NAV”) rather than at current market prices.5 ETFs also are more cost efficient than mutual funds due to lower cash drag and have lower expenses related to items such a transfer agency and account maintenance. From an investor perspective, ETFs offer unique advantages that include: the beneficial tax treatment of gains and losses, the opportunity to enter and exit during the day at current market prices, the ability to purchase ETF shares on margin, and the fact that shares can be held in an equity account.

A key consideration associated with intraday security trading is the speed with which market prices reflect new information. Formally, a market is considered to be weak-form efficient if security prices reflect the information contained in the past prices. An essential element of a weak-form efficient market is for there to be sufficient transparency so that investors can arbitrage obviously mispriced securities. This is particularly true for ETFs based on stock indices where there are clear linkages between portfolio NAV and the value of the underlying securities.

Historically, ETFs have been able to accommodate investor demand for transparency by providing information about portfolio composition. This has taken the form of transparent portfolios that are designed to replicate specific indices or, for the case of actively managed ETFs that have received SEC approval, daily disclosures of the underlying positions. The ETF industry’s adoption of transparency was a result of the fact that all of the original products were indexed-based and therefore, by definition, the data was already available.

Portfolio transparency has historically been an important ETF design feature because it provides investors with the data needed to construct optimized (or “tracking”) portfolios that are highly correlated with the ETF’s underlying portfolio. By monitoring the spread between ETF share price and the tracking portfolio (the “ETF spread”), investors can

[5]	In effect, if you redeem $1,000 from a mutual fund during the day, the number of shares you sell is not known until the NAV is determined after the market close. This implies that had you successfully anticipated a stock prices decline over the remainder of the day, you would not be able to avoid incurring the loss. Likewise, if there were a positive market event, investors seeking to purchase shares would not be able to capture possible intraday gains.

arbitrage possible price differences. The degree of tracking error establishes the level of basis risk associated with arbitrage trades.

Arbitrageurs typically construct tracking portfolios using a subset of the underlying securities because they are willing to tolerate a certain level of basis risk. In effect, the corresponding loss of precision is offset by improvements in transactional efficiency. The aggregate impact of arbitrage trading is to change the supply and demand for both the ETF and the underlying securities so that the ETF spread is reduced to relatively small levels.

2. The Creation/Redemption Process

Despite the important role transparency has played in promoting price efficiency, there is no guarantee that arbitrage trading alone is sufficient to eliminate the ETF spread. As a direct response, ETFs include an additional feature that is designed to ameliorate this potential concern. Specifically, a set of broker-dealers and clearing banks, called Authorized Participants (APs), are allowed to create or redeem new shares in exchange for a “basket” of the underlying securities called a “Creation Unit.” Generally,6 ETFs shares are redeemed by “in kind” exchanges of creation units for the underlying securities.7 One of the key distinguishing characteristics of an ETF compared to a traditional mutual fund is that shares are only redeemable by APs. If non-AP investors wish to liquidate their positions they must sell on a secondary market or redeem through an AP acting as an agent on their behalf.

The creation/redemption process provides the AP with an opportunity to arbitrage the spread between share price and NAV by exchanging the underpriced security for the overpriced security. For example, if the ETF share price exceeds a contemporaneous estimate of the NAV, an AP could purchase the securities that comprise the creation unit and deliver them in exchange for a creation unit, which can then be broken up and sold as individual shares on an exchange. This simultaneously reduces the available liquidity for the underlying securities and increases the supply of ETF shares. If ETF share price is less than a contemporaneous estimate of the NAV, an AP will redeem shares and sell the underlying securities that are delivered in the creation basket. The process of creating and redeeming ETF shares places pressure, on both the ETF shares and the underlying basket securities, that causes the ETF spread to converge towards zero. In the aggregate, arbitrage pressure results in price adjustments that ensure stability between the ETF’s NAV and its and its current market price per share.

[6]	Certain ETFs use cash, rather than in-kind, creations and redemptions.

[7]	Another advantage of an ETF “in-kind” redemption is that the redemption basket can be strategically structured to deliver out securities that have the lowest cost basis. Since redemptions are considered in-kind transactions for tax purposes, the ETF does not incur and capital gains taxes at the time of the exchange. In addition, the remaining shares that are held by the ETF would have higher cost bases, which would result in lower capital gains taxes if they were sold on an exchange. By contrast, a traditional mutual fund that received net redemption requests would be required to sell securities, which would result in possible capital gains taxes.

3. SEC Approved Actively Managed Exchange Traded Products

This section discusses two classes of actively managed exchange traded products that have received SEC approval. These products provide either daily portfolio transparency or function much like a traditional mutual fund.

3.1 Daily Portfolio Transparency

When ETFs were first approved, the SEC did not contemplate actively managed ETFs.8 Those first ETFs were required to track a third-party index and disclose their creation and redemption baskets daily. Actively managed ETFs, which were addressed in a 2001 concept release9 and finally approved in early 2008, required full portfolio transparency.10 Although daily disclosure is similar in substance, it is an incremental obligation that is not required of index-based ETFs.

Daily transparency is designed to facilitate arbitrage between the ETF share price and the current price of the underlying portfolio and contrasts sharply with the current SEC disclosure requirement for mutual funds mandating quarterly portfolio transparency at a 60-day lag. Since active portfolio management is based on a proprietary “alpha” generation model, a certain amount of opacity is necessary to protect a firm’s intellectual property. An ETF structure based on daily disclosure is highly susceptible to reverse engineering because once sufficient information can be obtained about changes in portfolio composition, it may become possible to forecast future portfolio changes. This is a significant issue for actively managed funds because it may take more than one trading day to strategically accumulate shares for an active position. This allows sophisticated investors to potentially front-run new positions, eroding “alpha” that should have accrued to shareholders.

[8]	ETFs are investment companies that are registered under the Investment Company Act of 1940 (“Act”) as open-end funds or unit investment trusts (UITs). Section 5(a)(1) of the Act defines an open-end fund as an investment company that is a management company which offers or has outstanding any redeemable security of which it is the issuer. 15 U.S.C. 80a-5(a)(1). Section 4(2) of the Act defines a UIT as an investment company that is organized under a trust indenture or similar instrument, that does not have a board of directors, and that issues only redeemable securities, each of which represents an undivided interest in a unit of specified securities. 15 U.S.C. 80a-4(2).

[9]	SEC Concept Release: Actively Managed Exchange-Traded Funds, Securities and Exchange Commission, 17 CFR Part 270, Release No. IC-25258; File No. S7-20-01, RIN 3235-AI35, November 8, 2001 (“Concept Release”).

[10]	See Footnote 2.

3.2 Exchange Traded Managed Funds

An alternative structure that, to a large extent, preserves portfolio opacity was recently proposed by Eaton Vance (EV) and approved by the SEC.11 The EV model follows SEC quarterly portfolio and end of day NAV disclosure requirements for mutual funds. In addition, the EV model requires daily disclosure of the creation basket. The disclosure of the daily creation basket provides investors with information about some of the names in the underlying portfolio and may allow them to forecast future portfolio additions, particularly for those cases where open active positions remain from the previous day.

The EV design overcomes SEC concerns about potential differences between share price and the underlying portfolio value by effectively mimicking a non-traded mutual fund. There is, however, one significant difference. The EV product will trade relative to its closing NAV. Since the creation basket does not contain a full pro-rata slice of the underlying portfolio, the AP will have to make a market that takes into consideration any tail risk associated with mistracking of the creation/redemption basket and the closing NAV, if the AP hedges prior to the close. (By forcing hedging to a specific time, ie: 4:00 p.m., the unintended consequence may be to cause dislocations in market on close events.)

Under the EV model, decisions to “buy” and “sell” shares can be made intraday but the actual transaction price is not known until the end of the day when the closing NAV is calculated. In effect, this is no different than a traditional mutual fund aside from the premiums and discounts; the exception being that one transacts on an exchange rather than with the fund itself. Instead of buying and selling at a contemporaneous estimate of the underlying NAV, “prices” are quoted in terms of dollars and cents relative to the end of day NAV.

The uncertainty associated with the end of day settlement price is equivalent to entering into a one-day forward contract. While this structure mitigates the possibility of a spread between share price and the underlying portfolio value, it forces investors to absorb intraday price risk and results in suboptimal hedging relative to a traditional exchange traded product.

4. An Alternative Design for Actively Managed ETFs

Precidian Funds (PF) has designed an alternative ETF structure that accommodates effective arbitrage between share price and the underlying NAV while maintaining portfolio confidentiality. The innovative design uses a blind trust and associated trusted agents to intermediate the intraday arbitrage, trading, and creation/redemption processes between the ETF and its APs.

[11]	Although the EV model does not disclose the constituents of the portfolio on a daily basis, the publication of the creation basket does reveal the names of a subset of the securities being held.

Under this arrangement, the custodian on behalf of the fund will share the end of day NAV portfolio (NAVP) with an independent valuation agent. Rather than publically disclosing portfolio composition, the valuation agent will calculate and disseminate a Verified Indicative Intraday Value (VIIV) at one-second intervals the following day based on the NAVP. The VIIV is calculated as the mid-point between the bid and offer prices for all securities that comprise the NAVP. It will be “verified” by comparing the quotations from two separate price feeds and if the quotes are in line, the VIIV will be printed to the tape. If there is a discrepancy of sufficient magnitude, the listing exchange will have the ability to halt trading. This “circuit-breaker” is designed to prevent the VIIV from reflecting outlier prices. The VIIV will also include all income and expenses of the fund for that day, effectively making it a real-time NAV.12

A distinguishing feature of the BT structure is that each AP will maintain a separate account in a blind trust, and a trusted agent will handle all trading. The custodian shares the NAVP and the associated creation unit with the Trustee (or Trusted Agent) of the APs BT. This is a critical feature that preserves portfolio confidentiality because the AP does not know the composition of the NAVP. The only information available to the AP is the ETF share price and the VIIV. In this sense, AP and non-AP investors are treated symmetrically.

Although the AP may arbitrage the ETF spread using a tracking portfolio, it can execute a “bona fide” arbitrage trade through its BT account. To illustrate this point, consider the mechanics of how the BT structure functions. If the ETF share price is less than the VIIV, the AP delivers cash to its trusted agent through the BT account. The trusted agent then purchases shares to form a creation unit.13 The BT authorizes the creation of new ETF shares, which are delivered to the AP. If the ETF share price exceeds the VIIV, the AP initiates the opposite trade by redeeming ETF shares.14

The reliance on trusted agents is a standard business practice for all ETF products and is not unique to the Precidian design. In fact, an actively managed ETF that uses a BT structure is equivalent in all material respects to active ETFs that provide daily transparency with two exceptions. First, it does not disclose the NAVP. Second the BT structure relies on the one-second frequency of the VIIV to compensate for this lack of portfolio transparency.15

[12]	Examples of income items are dividends and interest whereas expenses include management fees.

[13]	Creation units are pro-rata slices of the NAVP.

[14]	Since APs direct their trusted agents to trade pro-rata slices of the NAVP on their behalf, APs have access to a bona fide arbitrage and do not need to rely on correlated portfolios to exploit differences between current portfolio value and the ETF share price. Access to a bona fide arbitrage is particularly valuable during periods of market stress when correlated portfolios may not track the NAV particularly well. In this context, there is no effective difference between the BT model and fully transparent ETFs.

[15]	Note that actively managed, fully transparent funds only disclose indicative vales at fifteen-second intervals using last transaction prices. The BT structure not only requires more frequent disclosure, but

The key advantage of the combination of the BT and disclosure of the VIIV at one-second intervals is that by maintaining portfolio confidentiality, it mitigates the risk of free riding or front running, while also facilitating intraday arbitrage and the creation/redemption process. Since relatively high frequency disclosure can be used to estimate the correlation between current portfolio value and the ETF share price, it also accommodates the construction of tracking portfolios much like a fully transparent ETF.

In determining the appropriate frequency of VIIV disclosures, a number of tradeoffs must be considered. If disclosure latency is too high, it may not provide sufficient information, particularly if portfolio turnover also is high. Alternatively, asynchronous trading of the underlying securities may render sub-second disclosure unsuitable because of the increased possibility of reverse-engineering the underlying portfolio securities.

All else equal, the sponsor of an actively managed ETF prefers to mitigate the risk of revealing its alpha generation strategy and the corresponding possibility that traders can reverse engineer their model and free ride or front run trades. An additional protection designed to mitigate concerns about reverse engineering that simultaneously provides more realistic pricing is to calculate the VIIV using the mid-point. Mid-point pricing makes it more difficult to reverse engineer the underlying portfolio because quotes adjust more frequently than securities trade. As the number of securities that update decline, it becomes progressively easier to identify the actual identities of those that do change. This problem is most pronounced were VIIV to be disseminated in real-time.16 Mid-point pricing has the additional benefit of providing a contemporaneous assessment of value because market makers adjust security prices, even those that do not necessarily trade, in response to information contained in trade prices.

4.1 The Blind Trust Arbitrage Mechanism

As noted above, one of the benefits of the BT design is that it provides APs and non-AP market makers with a mechanism that accommodates arbitrage between share price and underlying portfolio value yet preserves the proprietary nature of the underlying “alpha” model. Portfolio confidentiality is a direct benefit to shareholders because to the extent that the ETF generates “alpha”, they will earn these excess returns over the investment holding period in terms of realized performance.

Indicative disclosure at one-second frequency accommodates arbitrage through a number of distinct channels. The first is for investors to enter into arbitrage trades. The second is to use the creation/redemption process.

mid-point pricing is a more contemporaneous estimate of value that also makes it more difficult to identify the underlying portfolio constituents.

[16]	As the disclose frequency approaches real-time, an investor intent on reverse-engineering the underlying securities and their associated weights could identify the set of securities that actually traded during that interval and solve a straight-forward optimization problem.

4.2 Arbitrage Trades.

The ability to enter into arbitrage trades is available to all investors, regardless of whether or not they are APs. The idea is to purchase (sell) underpriced (overpriced) ETF shares and take a hedged position to minimize basis risk.

The AP and non-AP market makers can execute an arbitrage trade that eliminates basis risk with respect to the VIIV and NAVP by interacting with a BT account and their trusted agents. Technically, non-AP market makers are called non-AP Professional Investors (NAPPIs). NAPPIs can purchase or sell pro-rata slices of the underlying portfolio through a blind trust account that relies on a trusted agent in the same way as APs. The main distinction is that NAPPIs will not have the ability to directly create or redeem shares.17

The BT structure is designed to simultaneously facilitate arbitrage trading and protect the ETF’s proprietary trading model by allowing APs and NAPPIs to directly interact with the BT by exchanging cash for the securities comprising the underlying NAVP.18 For example, if ETF shares are overpriced, a market maker can sell ETF shares and deliver an offsetting cash amount to the BT account. The BT’s trusted agent will then purchase the underlying NAVP on behalf of the market maker. Regardless of whether pressure in the cash market originates with the market maker, as would be the case for a traditional ETF, or the BT, it should have the same stabilizing effect on prices.

Investors also can execute arbitrage trades but will be forced to accept a certain level of basis risk since they will be unable to infer the components of the NAVP. The disclosure of the VIIV does, however, make it possible to construct an optimized portfolio that has relatively low tracking error. The more difficult it is to construct a tracking portfolio, the greater the basis risk and wider the spreads will become. This also implies that the basis risk increases it becomes more likely for any spread that is not eliminated by the AP to be persistent.

4.3 The Modified Creation/Redemption Process

The creation redemption process is identical to that of traditional ETF with the exception that APs submit cash to its Blind Trust and authorizes its trusted agent to create or redeem shares on its behalf. Although the AP has no transparency with respect to the NAVP, the trusted agent will execute trades based upon the AP’s instructions in effect, replicating the process for fully transparent ETFs. The transactions in the cash market will tend to cause the spread to narrow.

[17]	The current proposal allows NAPPIs to indirectly create and redeem shares by using an AP as an agent.

[18]	The current Precidian Funds proposal provides APs and non-AP market makers with access to the Confidential Account (see Footnote 4).

5. Reverse-Engineering the Underlying Portfolio

Historically, the SEC has implicitly expressed a concern that there should be adequate transparency in active ETF products. This has motivated current designs to provide daily portfolio transparency or to provide a product that is economically equivalent to existing mutual fund products that settle at end of day relative to NAV rather than trade intraday. The modified PF proposal addresses this concern by improving the methodology for calculating IIV (now an VIIV) and increasing the rate of IIV disclosure from 15 seconds to 1 second.

In seeming contradiction to these transparency concerns, one of the rationales that the SEC used as a basis for denying the original PF proposal is that the underlying portfolio could be reverse engineered. That is, high frequency disclosure of the indicative NAV may provide investors with an opportunity to reverse engineer the portfolio construction process and allow them to free ride or front-run trades. This is a concern for two reasons. First, if it is possible to reverse-engineer the NAVP, it is economically indistinguishable from the actively managed ETFs that provide daily transparency. The second consideration is that, if investors can successfully front-run ETF trades, arbitrageurs rather than ETF shareholders may capture much of the “alpha” attributable to the skill of the portfolio manager.

The ability to reverse engineer the underlying portfolio is a function of the granularity and frequency of the disclosure. For example, the current regulatory/industry standard of two decimal point disclosure is highly unlikely to provide sufficient granularity to identify the individual components of a well-diversified portfolio. Consider a fund that has $1,853,209,307 dollars under management and there are 100 million shares outstanding. This implies that the quoted indicative value would be $18.53. Quoting at two decimal points reflects a level of granularity that accommodates the evaluation of the correlation structure of the portfolio but impedes one’s ability to determine the individual components and how the relative weights are changing over time.

Another factor that mitigates the ability to reverse engineer fund composition is that VIIVs and the associated creation/redemption baskets are based on the NAVP, which reflects the portfolio at yesterday’s close. Thus, current day portfolio changes are not reflected in the VIIV. Although one can use one-second disclosures to better understand how to update the estimated ETF holdings, unlike daily portfolio transparency, it is highly unlikely that one could infer the components and weights of the underlying securities for today’s portfolio. For example, the study by Cooper (2015) shows that is not possible to accurately estimate a NAVP that is constructed from a universe of NASDAQ 100 stocks using mid-point pricing and the proposed level of granularity. They also demonstrate that one can rapidly infer the NAVP using transaction pricing and full portfolio precision.

Cooper (2015) concludes that

“The primary result is that given three components of their proposed reporting methodology—mid-spread pricing, rounding to the nearest penny, and scaling the price to $20 at the start—the underlying portfolio weights are not recoverable with any great degree of accuracy. The main driver of this result is the scaling.

The other result of this research is that it is highly unlikely that anyone will discern any pattern in the time series of portfolio weight changes for any likely real world portfolio construction because the fuzziness in the daily weight estimation masks all but very large auto-correlated weight changes.

The summary conclusion is that it seems rather unlikely that the Precidian ETF construction methodology will result in a product that can be reverse engineered for purposes of front running, or that can be tracked with an engineered portfolio better than a simple naïve index portfolio can track.”

Although this analysis is rigorous and provides an unambiguous conclusion, what would be the downside if this were not the case and it was feasible to reverse-engineer the NAVP? Even in this setting, it would only be a concern to the extent that there are unfilled active positions that an arbitrageur could forecast and potentially front run.19 Since it would still take time to collect enough observations to estimate the NAVP, the ETF portfolio manager would have a trading window at the start of each day to authorize the closing of any open active positions. Given the relatively high levels of liquidity in equity markets, it is highly likely that the ETF’s trusted agent could finish accumulating these positions before investors could infer which unfilled positions are being traded. The bottom line is that the ETF should be able to complete much of its trading, or adjust its trading strategy, before arbitrageurs can learn enough to free-ride or front run these trades. Since VIIV disclosures are based on the NAVP, the ability to front run trades is limited to the type of open active positions described above.

6. Conclusions

The SEC has approved two actively traded exchange traded products. The first is an ETF that provides daily portfolio transparency and the second is Eaton Vances’s Exchange Traded Managed Fund. Both have limitations that the Precidian Fund’s blind trust structure overcomes. From an investor standpoint, the blind trust structure functions much like a traditional ETF in all material respects but has the advantage of preserving the confidentiality of the underlying portfolio and the fund’s alpha generation model. It also trades on an exchange at a known price. These attributes result in a security design that is economically superior to competing products that already have received SEC approval.

[19]	This concern is equally valid for those fully transparent, active ETFs that already have received SEC approval.

Exhibit E

Additional Research on the

Ability to Reverse Engineer the Proposed Precidian ETF

August 2015

Prepared by

Ricky Alyn Cooper, PhD (rcooper3@iit.edu)

IIT-Stuart School of Business

Chicago, IL

Purpose and Scope of This Research

This research is designed to explore specific follow up questions raised by the SEC after reviewing the white paper Precidian’s Proposed ETF and the Possibility of Reverse Engineering Cooper (2015)1. The specific scope of this research is to answer two questions:

1. If the composition of the portfolio does not change, what is the feasibility of reverse engineering the portfolio over a multiple day window, given the proposed reporting structure?

2. What is the correlation of the displayed price under the proposed reporting structure with the unscaled price of the ETF, and how would this affect hedging activity?

For details on the structure of Precidian’s proposed ETF and the method of filtration proposed to generate a reported ETF price, the reader is referred to Cooper (2015).

Structure and Results of the Reverse Engineering Test

For this test a portfolio of 40 stocks was chosen at random from the 100 possible Nasdaq-100 stocks. Each stock chosen was held at an equal weight; that is, each received a 2.5% weight in the portfolio. Furthermore, the average portfolio weight across all securities in the universe was 1%. To ensure comparability, the analysis performed in Cooper (2015) was replicated. Specifically, the recovery of the portfolio weights was attempted utilizing a least squares optimization, with portfolio weights constrained to be less than 10%, greater than or equal to 0%, and summing to 100%. The scaled ETF price and the mid-spread price of the 100 stocks were used to create a ten day time series of one second returns. The mean square error across the 100 assets was recorded at the end of each n-day estimation period. For example, Table 1 reports mean squared error of 0.00683 is based on two complete days of one second returns. The experiment was repeated four times, using 40 of the 44 days originally sampled in the previous study.

[1]	This white paper is available on Edgar, as part of Precidian’s filing, at https://www.sec.gov/Archives/edgar/data/1396289/000114420415048013/v417803_40appa.htm

Table 1

Average Absolute Errors in In Weights of an Unchanging Portfolio

Num Obs	Days	Trial 1	Trial 2	Trial 3	Trial 4	Ave. Err.	% Err.
23400	1	0.00814	0.01056	0.01096	0.00901	0.00967	96.67%
46800	2	0.00675	0.00591	0.00856	0.00611	0.00683	68.33%
70200	3	0.00445	0.00522	0.00431	0.00439	0.00459	45.90%
93600	4	0.00344	0.00383	0.00407	0.00317	0.00363	36.25%
117000	5	0.00363	0.00300	0.00381	0.00176	0.00305	30.49%
140400	6	0.00345	0.00297	0.00341	0.00138	0.00280	28.02%
163800	7	0.00262	0.00223	0.00219	0.00091	0.00198	19.85%
187200	8	0.00209	0.00132	0.00195	0.00085	0.00155	15.53%
210600	9	0.00160	0.00123	0.00174	0.00091	0.00137	13.70%
234000	10	0.00157	0.00103	0.00135	0.00089	0.00121	12.10%

Table 1 indicates that the one day error is very similar to the error reported in Cooper (2015). The slight variation is due to the fact that this table reports a sample of four regressions over one day periods, and the previous study reported a sample of 44 regressions over one day periods. The per-cent error is relative to the average portfolio weight of 1%. As one would expect, the ability to estimate a static portfolio improves as more observations become available, and given enough data, the regression parameters would eventually converge to the correct values.

It is important to note that the reduction in the percentage error is surprisingly gradual, and even after ten days significant error remains. For example, the regression fails to recover the actual ETF weights to within 10% accuracy even after observing 234,000 returns.

Structure and Results of the Correlation Test

An open question is whether the inability to reverse-engineer the ETF’s underlying portfolio weights also means the relationship with the quoted ETF price and the precise ETF price is stable. Table 2 presents correlations of the change in the scaled ETF prices and the unscaled prices. That is, the unscaled prices referred to in Table 2 are calculated with full precision. The first and second columns respectively report the length in seconds of each non-overlapping period and the correlation of the two price series across the 44 trial days. The third and fourth columns report the corresponding standard deviations of the return for the scaled and unscaled ETF price changes. Both, the correlations and standard deviations are the average daily values across the 44 days of the study.

Table 2

Correlations and Standard Deviations in Changes of ETF Prices

These correlations and standard deviations are for non-overlapping samples of various period lengths, indicated by the seconds column. These statistics are average daily numbers across 44 days.

Period in		scaled	unscaled
Seconds	correl.	std. dev.	std. dev.
1	0.33	0.0015	0.0031
60	0.85	0.0082	0.0398
300	0.96	0.0167	0.0893
600	0.97	0.0234	0.1243
1800	0.98	0.0370	0.1819

Looking at the numbers, one observes that the one second reporting period generates a .33 correlation between the scaled and unscaled prices. The reason for this low correlation is that the scaled prices will often not change over a second even though the unscaled prices have changed one or two cents. The correlation of .33 is not insignificant, but results in a large amount of error were one to attempt trying to reverse engineer the underlying portfolio components.

At lower frequencies the correlations improve. For example, at a one minute reporting period, the correlation improves to .85. At a 30 minute reporting period, the correlation improves further to .98. Thus, at for any period outside of the realm of ultra-high frequency, the movements in the scaled price are very highly correlated with the movements in the unscaled price.

Although the correlation improves with lower frequency estimation windows, it does not follow that one could reverse engineer the underlying portfolio. This follows because lower frequency data does not have enough observations per day to effectively achieve this task. The primary conclusion of Table 2 is that it appears that any hedging activity could be efficiently executed using the scaled ETF price. The only consideration is the inherent “basis” risk between the scaled and unscaled price changes at relatively high-frequency reporting intervals.

Conclusion

The main point of this research is to shed more light into the nature of inability to reverse engineer Precidian’s proposed ETF, and the implication of their price reporting structure for hedging applications. The results may be summarized as follows:

1. The reporting mechanism of Precidian reduces the correlation of the reported price quotes each second and the corresponding unscaled prices to .33, based on our stylized methodology as described in Cooper (2015). This reduction in correlation is the primary factor that prevents the reverse engineering of the ETF’s positions in the underlying stocks even after ten days of unchanging weights;

2. The correlation of the movements over longer periods, especially 30 minute intervals, is closely related enough, that the ETF hedges accurately any risk that the underlying ETF could also hedge. This is due to the fact that the 30 minute correlation is a .98 and even the five minute correlation is .96;

3. The short term correlation is strong enough that any systematic bias in the relationship between the reported ETF price and the actual underlying securities would invite trading from motivated market participants to drive it out. From a statistical arbitrage traders perspective .33 is non-trivial and would attract arbitrage trading should prices get out of line.

In almost every sense it would appear that the proposed ETF structure strikes an appropriate balance between the competing goals of prevention of reverse engineering, ability to be used as a hedging vehicle, and strong enough short term correlation with the underlying issues to invite arbitrage trading should any systematic bias form in the ETF price.

Exhibit F

Lawrence R. Glosten

Financial Economic Consulting

lrg2@gsb.columbia.edu

646 596 1677

Analysis of the Ability to determine the Portfolio Underlying an Actively Managed ETF

By Lawrence R. Glosten1

The purpose of the project is to assess the extent to which the one-second pricing provided by the Precidian model is able to 1) allow analysts to determine (reverse engineer) the names of the portfolio constituents; 2) determine changes in the portfolio weights of the constituents; and 3) determine a hedging portfolio that is highly correlated with the underlying portfolio. The broad conclusions are, using a sophisticated regression technique, 1) analysts can do a little bit better than random guessing of the portfolio constituents; 2) cannot determine changes in weights as the estimated portfolio constituents change from day to day; and 3) nonetheless, the regression has a very tight fit allowing the construction of very good hedge portfolios.

A randomly chosen portfolio consists of 130 names, this being the number of names specified as an average in the Precidian Registration Statement. The portfolio was of two types: the first are two equally weighted portfolios, one scaled to be priced at around $66 the other at around $22 and the second a portfolio with weights that range from 1 to 130 scaled by either 8,515 or 25,545 leading to typical portfolio prices in the $60 and $20 range. The purpose of two different formulations for each portfolio is to assess the importance of the scaling for determining the portfolio constituents and the hedging capability of the fitted portfolio.

The statistical technique for estimating the portfolio is determined by the following observations. If the investment universe is the Russell 1000, then the VIIV provided in second t is given by the following:

PU(t) = W1P1(t) + W2P2(t) + …+ W1000 P1000(t),

P(t) = round(PU(t))

[1]	Larry Glosten is the S. Sloan Colt Professor of Banking and International Finance at the Columbia Graduate School of Business. I thank Precidian Investments for financial support. I am also grateful for the computational and statistical assistance of Professor Manoj Dalvi, Long Island University.

where Pk(t) is the quote midpoint of security k at second t, Wk is the weight on security k determined from the portfolio the day before, and PU(t) is the raw, unreported ETF price while P(t) is the reported portfolio price, rounded to the penny, at second t. Of course, most of the weights are zero.

The analyst does not know what the weights are, but can (approximately) observe the spread midpoints and is told the portfolio price. This formulation suggests that linear regression should be used to, daily, estimate the weights. However, note that it is known that most of the weights are zero, since only 130 names actually appear in the portfolio. Technically, the regression is “sparse” and statistical techniques have been developed to estimate such a model. The regression package Lasso is used. Intuitively, this package picks the “best” non-zero portfolio weights, while setting most of the portfolio weights to zero. The regression procedure is not told how many weights are non-zero since the analyst is not assumed to know this.

The four portfolios (two equally weighted and two unequally weighted) were estimated for 7 days of data during 2016—January 4, 5 and 6, February 5 and 25, March 8 and 28. There is no significance to the dates. Rather a range of calendar time was chosen to obtain a range of market environments.

The most striking result is how well each regression fits. The most common measure of regression fit is call the R-Squared and it is the proportion of the variation in the ETF price that is explained by variation of the estimated component prices. Four of the regressions had an R-Squared of 1 (to four decimal places) which means that only a trivial amount of variation in the ETF price is not explained by variation in the chosen equity prices. That is, statistically a portfolio can be constructed with a price that is very highly correlated with the ETF price. This is a familiar result as arbitragers have for long used a smaller portfolio to approximate the S&P 500 portfolio with very good results. All but one of the regressions had R-Squareds that were above .95. The worst fit exhibited an R-Squared of .89. This analysis suggests that it is perfectly plausible that a hedge portfolio can be constructed using the regression technology on the one-second prices, without any knowledge of the actual underlying portfolio.2

The average number of names in the estimated portfolio is 57, but there is a fair amount of daily variation in that number. The lowest number of names chosen is 11 and this is for the equally weighted portfolio on January 4 scaled to have a price of around $20. The unscaled equally weighted portfolio had only 13 on that day. The largest number of names was 89 and that occurred on January 5 for the scaled equally weighted portfolio. There is no obvious pattern to the number of names chosen by the statistical analysis. Sometimes the equally weighted portfolio has more names, sometimes the scaled portfolios

[2]	Ricky Cooper’s results showed significantly smaller R-Squareds. I suspect that this is because he used a universe of 100 stocks as opposed to the 1000 used in this analysis.

have more names. Of course, it is likely that anyone seeking to hedge the ETF would probably use fewer names to minimize transaction costs.

A key question is how well the statistical procedure does at finding the actual portfolio names. The answer is that it does a better job than merely guessing. Knowing that there are actually 130 names in the portfolio, it is easy to show that we should expect 13% (130/1000) of randomly drawn names to be actual portfolio names. On average, there are 14 estimated names that are in the actual portfolio and the average proportion of the estimated portfolio that is correct is 26%, twice as large as the 13% expected if the names were picked randomly. On the other hand, if one were to randomly pick 130 names from the Russell 1000, one would expect to pick 17 true names and this is less than the regression average of 14.

While the regression procedure correctly picks 26% of the estimated portfolio, this is only 11% of the actual portfolio (14/130). It is difficult to believe that this can form the basis of a profitable trading strategy. First, and most obviously, while the analyst may feel confident that 25% of the names from the estimation are in the true portfolio, there is no way to tell which of the names are actually in the portfolio. Picking 20 of the estimated names will on average contain only 5 names in the true portfolio (25%*20=5). And to reiterate the obvious, the picker will not know which 4 names are the truth.

Looking at the estimated portfolio weights does not seem to give a clue as to which of the estimated names are actual names in the true portfolio. First of all, all of the estimated portfolio weights are positive even though they were not constrained to be so. Thus sign of the coefficient gives no information. Magnitude does not appear to be informative, either. For example, for the January 5 and January 6 estimations for the scaled equally weighted portfolio the estimated portfolios had respectively 64 and 75 names with 18 and 20 names in the true portfolio. In the first case, 7 of the correct names had weights above the median and 11 below. In the second, 8 were above the median and 12 below. The correct names seemed to be rather randomly distributed among the distribution of estimated weights.

Daily repetition of a set of names determined by the regression analysis might provide more information, except that in the data it provides little. For example, comparing January 4 and January 5 estimations reveals that none of the true names repeat. This is perhaps an unfair test since the January 4 estimation of the scaled equally weighted portfolio only managed to identify 5 true names. From the 5th to the 6th, there are 7 names that match that are in the actual portfolio. However, 5 names match that are not in the underlying portfolio. So, if you choose from the matches you have only a slightly better than 50-50 chance of picking a name in the true portfolio. If you picked 7, you would expect 4 correct guesses (but again you would not know which 4 were truly in the portfolio).

Analysis of the results for the unequally weighted portfolio are similar. The results from the 4th to the 5th are better, since 5 true names repeat. Then again from the 5th to the 6th 7 names repeat and this is the same order of magnitude as the results for the equally weighted portfolio.

The lack of name repetition means it will be virtually impossible to determine if the fund is buying or selling names. The true name coefficients move around about the same as the false name coefficients.

The conclusion from this analysis can be summarized as follows. Sparse regression technique can reliably identify some of the names in the portfolio and does so with greater reliability than random choosing. However, while approximately 25% of the names identified by the regression technique are part of the true portfolio this is a small percent (11%) of the 130 names in the true portfolio. Furthermore, the analyst does not appear to have the ability to reliably determine which of the 25% are in the actual portfolio. It is highly unlikely that this regression analysis could form the basis of a trading strategy to trade in front of the actively managed portfolio.

The analysis above ignores the fact that the market will receive quarterly snap shots of the portfolio, delayed by 60 days. This will plausibly provide useful information. To investigate the importance of such information and to determine the extent to which this regression analysis can determine changes to the portfolio within the quarter, the following two experiments were run. Taking the scaled equal-weighted randomly chosen portfolio used in the analysis above, 20 stocks were randomly removed and 20 stocks were added in the first experiment and 10 stocks were randomly removed and 10 stocks added in the second.3 This becomes the past portfolio and its second by second price becomes an additional explanatory variable. That is, the VIIV price of the original portfolio is regressed on the spread mid-point prices of the 1000 stock universe and the past portfolio price.

The results show that the past portfolio price indeed provides useful information. The average regression coefficient on the first past portfolio (20 names changed) price is .45 and on the second (10 names changed) is .24. These are orders of magnitude larger than the coefficients on individual stock prices. This is to be expected as the overlap between the two portfolios is 90 names in the first case and 110 in the second or almost 70% and 85% respectively of the portfolio of 130 names.

The ability to detect the 20 new names in the portfolio is in line with the results reported above. The number of new stocks detected ranges from 1 to 6 with a mean of 3. That is, on average this regression analysis finds 15% of the new names. This is completely consistent with our first analysis in which on average this regression methodology found

[3]	This experiment was only performed on the one portfolio since the analysis above did not indicate any important differences among the portfolios.

roughly 11% of the 130 true names. The second past portfolio is similar: in four cases, two additions are detected, in one case three and in two cases two. This represents a higher average percentage (20%) but the number of detections is small and the result is still in line with the analysis above.

Of course, with the past portfolio, the analysis can compare the names in the past portfolio with the statistically determined names to determine which names are not in the past portfolio. This is illustrated by examining the January 5 estimation for the first past portfolio. Using the past portfolio price, the regression puts a weight of .7 on the past portfolio price and then picks 29 other names. Of those 29, 1 is a newly added security (i.e., in the new portfolio but not in the past portfolio), 5 are in the past portfolio and the new portfolio, and 23 are neither in the new portfolio nor the past portfolio. The analyst does not know, however, which of the 24 (=29-5=23+1) might be in the new portfolio or not in the new portfolio. The conclusion again holds—the past portfolio helps construct the hedge portfolio but does not inform a trading strategy that trades in front of the managed portfolio. These results are qualitatively the same for the other dates and for the portfolio in which only ten names change.

I performed one further experiment. Rather than using the sparse regression technique, I applied ordinary regression analysis (ordinary least squares or OLS) to the problem. This procedure estimates a coefficient for each of the names in the population and provides a standard error and t-statistic. I focused on coefficients that were positive and significant at the 1% level. Of the 130 names in the portfolio, the regression procedure estimated a significant coefficient for 64 of them. Picking half of the actual names might seem impressive in light of the results above. However, it is not because the regression estimated significant coefficients for 179 names that were not in the actual portfolio. Thus, of the significant positive coefficients, only 22% (64/(64+179)) are coefficients of actual portfolio names. Furthermore, the regression estimates 14 significant negative coefficients for true portfolio names and 178 significant negative coefficients for names not in the portfolio. If we call a positive coefficient on a true name a success and a significant negative coefficient or a significant positive coefficient on a name not in the portfolio, then the success rate of the OLS regression procedure is only 15% {64/(64+14+179+178)}. Even if an analyst knew that the success rate was 15%, the analyst does not know which are the successes.

The (adjusted) R-square for the regression was obviously very high and could form the basis for forming a hedging portfolio. However, the number of significant coefficients, 435, makes this rather inefficient. Rather, the sparse regression appears to offer a better procedure for constructing the hedge.

Public Policy Issues

Many commentators both popular and within the academy have voiced concern over the migration of funds from actively managed to passive. Indeed passive ETFs have probably contributed to this move given the low management fees. The concern is related to the valuable service that actively managed funds can provide. Fundamental analysis of individual firms can uncover formerly unknown strengths and weaknesses and fund managers, when trading on such information, help make prices more accurate. More accurate prices generally improve companies’ fundamental investment decisions enhancing the overall economy. The fear is that the popularity of index funds will reduce the amount of fundamental research.

My own view is that lack of fundamental research is unlikely. As funds move to passive investment vehicles, this just increases the returns to fundamental analysis. Assuming that the supply of skilled managers is unaffected, we should not lose the benefits of their services. However, it is still true that their skill must be adequate to pay the expenses of administering a fund, provide adequate compensation for themselves as well as provide a return to investors. Thus, an institutional change that can reduce expenses will help insure that valuable fundamental analysis continues. To the extent that an actively managed ETF succeeds in reducing expenses, this ETF can help to maintain an informational environment, one with active investigation of the future of individual equities, which some feel is threatened by the passively managed ETFs.

Finally, the ability of an analyst to construct a hedge portfolio is important even if Precidian provides the actual portfolio to an AP confidential account. Such will allow non-AP market makers (Virtu Financial, Hudson River Trading, etc.), who choose not to employ a confidential account to compete in liquidity provision making the market for the actively managed ETF deeper and more efficient.

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